FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of April 24, 2006
TENARIS, S.A.
(Translation of Registrant’s name into English)
TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑      Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-   .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’ notice of Annual General Meeting and Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE
AGENDA
PROCEDURES FOR ATTENDING THE MEETINGS
SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT
ANNUAL GENERAL MEETING
EXTRAORDINARY GENERAL MEETING

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2006
Tenaris, S.A.
By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dear Tenaris Shareholder,
I am pleased to invite you to attend the Annual General Meeting and Extraordinary General Meeting of Shareholders of Tenaris Société Anonyme Holding. Both meetings will be held on Wednesday, June 7, 2006, at 46A, Avenue John F. Kennedy L-1855 Luxembourg. The Annual General Meeting of Shareholders will begin promptly at 11:00 a.m., (Central European Time), while the Extraordinary General Meeting of Shareholders will be held immediately upon conclusion of the Annual General Meeting of Shareholders.
At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operations, and have the chance to meet the Chairman and Chief Executive Officer. Subsequently, the Extraordinary General Meeting of Shareholders will decide on proposed amendments to Tenaris’s articles of association.
Enclosed please find the Notice and Agenda for both meetings and the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2005 annual report (which includes the Company’s financial statements for the year ended December 31, 2005 in their consolidated and unconsolidated form together with the board of director’s report and the report of the independent auditor), are available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 201 680 6630 (if you are outside the United States) and are available free of charge at the Company’s registered office in Luxembourg.
Even if you only own a few shares or ADRs, I would like to see them represented at both meetings. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from JP Morgan Chase, the depositary bank, for instructions on how to exercise your vote by proxy.
I look forward to welcoming you on June 7, 2006.
Very truly yours
Paolo Rocca
Chairman and Chief Executive Officer
April 20, 2006

JPMORGAN CHASE BANK, N.A.
4 New York Plaza, Floor 13
New York, NY 10004
Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for Shares of Common Stock, US$1 Par Value (“Common Stock”), of Tenaris S.A. (the “Company”):
The Company has announced that its Annual General Meeting of Shareholders will be held on June 7, 2006, at 11:00 a.m. (Central European Time), and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will take place at 46A, Avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders, including the agenda for such meetings, is enclosed.
The enclosed materials are provided to allow the shares represented by your ADRs to be voted at the meetings. They include the Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2005 annual report (which includes the Company’s financial statements for the year ended December 31, 2005 in their consolidated and unconsolidated form), are available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 201 680 6630 (if you are outside the United States).
Each holder of ADRs as of April 25, 2006, which continues to hold such ADRs on May 23, 2006, is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions and proxy material are sent to holders as of April 25, 2006, only those Holders of record as of each of April 25, 2006 and May 23, 2006 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 23, 2006 will be counted for voting instruction purposes. Eligible ADR holders who desire to have their shares represented by their ADRs voted at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 31, 2006, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:30 p.m., New York time, on May 31, 2006, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs.
Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 31, 2006. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.
IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS
PRIOR TO 3:30 P.M. (NEW YORK CITY TIME) ON MAY 31, 2006.
JPMORGAN CHASE BANK, N.A.
Depositary
April 20, 2006
New York, New York

Tenaris S.A.
Société Anonyme Holding
46A, Avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Notice of the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on June 7, 2006

Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on June 7, 2006, at 11:00 a.m. (Central European Time), and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. In the Annual General Meeting, shareholders will vote with respect to the items listed below under the heading “Annual General Meeting”. At the Extraordinary General Meeting, shareholders will vote with respect to the item listed below under the heading “Extraordinary General Meeting”.

Item 1.
AGENDA
Annual General Meeting
1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business and the power to represent the Company as “administrateur délégué” (chief executive officer) to Mr. Paolo Rocca (with full power of sub-delegation).

7.	Authorization to the Board of Directors to appoint any or all of its members as the Company’s attorneys-in-fact including in general day to day management of the Company.

8.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders by such electronic means as are permitted by any applicable laws or regulations.

9.	Board of Directors’ compensation.

10.	Appointment of independent auditors and approval of their fees.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented

Extraordinary General Meeting
1.	Amendment of article 11 of the Articles of Association to require the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year.
Pursuant to the Company’s Articles of Association, an extraordinary general meeting of shareholders convened to consider a proposed amendment to the Company’s Articles of Association can only validly vote on such amendment on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and such other newspapers as provided for in article 19 of the Articles of Association of the Company. The second meeting can validly decide regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.
PROCEDURES FOR ATTENDING THE MEETINGS
Holders of shares wishing to attend the meetings must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (local time) on June 1st, 2006, at any of the following Company’s offices:

Luxembourg:	46A, Avenue John F. Kennedy
L-1855 Luxembourg

Argentina:	Leandro N. Alem 1067, 15°
(C1001AAF) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:	c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Teresa Gaini

Mexico:	c/o Tubos de Acero de México S.A.
Campos Eliseos 400-17
Col. Chapultepec Polanco
11560 Mexico D.F.
Attn: Félix Todd and/or Luis Armando Leviaguirre
Holders of shares through fungible securities accounts wishing to attend the meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of June 1st, 2006. Such certificate must be filed no later than 4:00 p.m. (local time) on June 1st, 2006 with any of the Company’s offices indicated above and, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).
Holder of shares as of June 1st, 2006 may also vote by proxy. To vote by proxy, holders must file the required certificate and a completed proxy form not later than 4:00 p.m. (local time) on June 1st, 2006 with any of the Company’s offices indicated above or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V, in Mexico City.
Holders of American Depositary Receipts (the “ADRs”) as of April 25, 2006, which continue to hold such ADRs on May 23, 2006, are entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions and proxy material are sent to holders as of April 25, 2006, only those holders of ADRs as of each of April 25, 2006 and May 23, 2006 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 23, 2006 will be counted for voting instruction purposes. Eligible ADR holders who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A. (the “Depositary”), P., P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A., by 3:30 p.m., New York City time, on May 31, 2006.
The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meetings, and further details on voting procedures) and the forms furnished by the Company in connection with the meetings, may be obtained from any of the Company’s offices indicated above, the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from April 20, 2006, between 10:00 a.m. and 5:00 p.m. (local time).
Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at www.tenaris.com/investors. Copies of the Companies financial statements and the reports of the auditors as well as the documents referred to in the preceding sentence may also be obtained free of charge at the Company’s registered office in Luxembourg.
Cecilia Bilesio
Secretary of the Board of Directors
April 20, 2006
Luxembourg

TENARIS S.A.
Société Anonyme Holding
46A, Avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on June 7, 2006

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris, S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to be both held, for the purposes set forth in the accompanying Notice of the Annual General Meeting and Extraordinary General Meeting of Shareholders (the “Notice”), on June 7, 2006 starting at 11:00 a.m., at 46A, avenue John F. Kennedy L-1855 Luxembourg.
As of April 20, 2006, there were issued and outstanding 1,180,536,830 shares of common stock, US$1 par value, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with Fortis Bank Luxembourg S.A., as agent for JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), under the Deposit Agreement, dated as of November 11, 2002 , as amended on April 3, 2006 (the “Deposit Agreement”) among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares), which are evidenced by the ADRs (one ADR equals two Deposited Shares).
Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the Meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on June 1st, 2006. Such certificate must be filed no later than 4:00 p.m. (local time) on June 1st, 2006, with any of the Company’s offices indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.
Holders of shares as of June 1st, 2006 may also vote by proxy. To vote by proxy, such holders must file the requisite certificate and a completed proxy form not later than 4:00 p.m. (local time), on June 1st, 2006, with any of the Company’s offices indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.
Each holder of ADRs as of April 25, 2006, which continues to hold such ADRs on May 23, 2006, is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions and proxy material are sent to holders as of April 25, 2006, only those Holders of record as of each of April 25, 2006 and May 23, 2006 will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 23, 2006 will be counted for voting instruction purposes. Eligible holders of ADRs who desire to have their shares represented by their ADRs voted at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 3500, South Hakensack, NJ 07606-3500, U.S.A. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 31, 2006, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:30 p.m., New York time, on May 31, 2006, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 31, 2006. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

Due to regulatory differences and market practices in each country where the Company’s shares are listed, the holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the meetings, or who have issued a voting proxy, must have their shares blocked for trading until the date of the meetings, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 31, 2006 and June 6, 2006, shall be disregarded.
The meetings will appoint a chairperson pro tempore to preside over them. The chairperson pro tempore will have broad authority to conduct the meetings in an orderly and timely manner and to establish rules for shareholders who wish to address the meetings; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented. Extraordinary general meetings of shareholders convened to consider amendments to the Company’s Articles of Association can only validly meet on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette). The second meeting can validly decide regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.
The meetings are called to address and vote on the following agenda:
ANNUAL GENERAL MEETING
1. CONSIDERATION OF THE BOARD OF DIRECTORS’ AND INDEPENDENT AUDITOR’S REPORTS ON THE CONSOLIDATED FINANCIAL STATEMENTS. APPROVAL OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2005.
The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal year ended December 31, 2005, and having considered the reports from each of the Board of Directors and the independent auditors on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2005 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the independent auditors’ report on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s annual report 2005, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 201 680 6630 (if you are outside the United States).
2. CONSIDERATION OF THE BOARD OF DIRECTORS’ AND INDEPENDENT AUDITOR’S REPORTS ON THE UNCONSOLIDATED ANNUAL ACCOUNTS. APPROVAL OF THE COMPANY’S UNCONSOLIDATED ANNUAL ACCOUNTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2005.
The Board of Directors recommends a vote FOR approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005, and having considered the report from each of the Board of Directors and the independent auditors on such unconsolidated annual accounts. These documents are included in the Company’s annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 201 680 6630 (if you are outside the United States).
3. ALLOCATION OF RESULTS AND APPROVAL OF DIVIDEND PAYMENT.
The Board of Directors recommends a vote FOR approval of an annual dividend in U.S. dollars in an amount of US$0.30 per share. As required by Luxembourg law, the total dividend amount includes the interim dividend declared by the Board of Directors in accordance with Luxembourg law on November 8, 2005, and paid on November 16, 2005, in an amount of US$0.127 per share. Accordingly, if this annual dividend proposal is approved, the Company will make a cash dividend payment to shareholders on June 16, 2006 in the amount of US$0.173 per share issued and outstanding on June 13, 2006. Since each ADR is equivalent to two ordinary shares following the adjustment in the ADR ratio made on April 17, 2006, this dividend payment amount of US$0.173 per share is equivalent to US$0.346 per ADR.

The aggregate amount of US$149,928,177 distributed as interim dividend on November 16, 2005, was paid from earnings from the nine-month period ended September 30, 2005, The aggregate amount of US$204,232,872 to be distributed as dividends after the date hereof shall also be paid from profits earned during the year ended December 31, 2005.,The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.
Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.
4. DISCHARGE TO THE MEMBERS OF THE BOARD OF DIRECTORS.
In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2005, the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company’s affairs during such year.
5. ELECTION OF THE BOARD OF DIRECTORS’ MEMBERS.
The Company’s Articles of Association provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.
Under applicable U.S. laws and regulations, effective on July 15, 2005, the Company is required to have an audit committee comprised solely of directors who are independent.
The present Board of Directors of the Company consists of nine Directors. Three members of the Board of Directors (Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as independent members under the Company’s Articles of Association and applicable law.
It is proposed that the current members of the Board of Directors be re-elected.
Set forth below is summary biographical information of each of the candidates:
1) Mr. Roberto Bonatti. Mr. Bonatti is president of San Faustín N.V., Tecpetrol S.A. and Techint Compañía Técnica Internacional S.A.C.I. of Argentina. He is also a member of the board of directors of Ternium S.A., Siderca S.A.I.C. and Siderar S.A.I.C. Mr. Bonatti is an Italian citizen.
2) Mr. Carlos Manuel Franck. Mr. Franck is president of Santa María, vice president of Siderca S.A.I.C. and a member of the board of directors of Techint Financial Corporation N.V., I.I.I. Industrial Investments Inc., Siderar S.A.I.C., Tecpetrol and Tecgas. Mr. Franck is an Argentine citizen.
3) Mr. Bruno Marchettini. Mr. Marchettini has recently retired from executive positions, and continues to be the referent advisor in steel technology matters He is member of the board of directors of San Faustín N.V., Ternium S.A. and Siderar SA.I.C. Mr. Marchettini is an Italian citizen.
4) Mr. Roberto Monti*. Mr. Monti is a non-executive chairman of Trefoil Limited., member of the board of directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC. Served as vice president of Exploration and Production of Repsol YPF and vice president of the board of directors of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger division of East hemisphere, Wireline & Testing from South America. Mr. Monti is an Argentine citizen.
5) Mr. Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustín, a member of the board of directors of I.I.I. Industrial Investments Inc., Tenaris S.A., Dalmine S.p.A., Tubos de Acero de México, S.A. and Ternium S.A., president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A., Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Ras, RCS Quotidiani, Fastweb, Buzzi Unicem and Cam Finanziara S.p.A. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca graduated in Physics cum laude at the University of Milan and holds a postgraduate degree from the Harvard Business School. Mr. Rocca is an Italian citizen.
6) Mr. Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chairman of the board of directors of Tubos de Acero de Mexico, S.A. (“Tamsa”) and of Dalmine, S.p.A. and vice president of Confab Industrial S.A. He is also chairman of the board of Ternium S.A. and director and vice president of San Faustín N.V. and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute), member of the International Advisory Committee of the NYSE (New York Stock Exchange) and

member of the Private Sector Advisory Council of the IDB (Inter-American Development Bank). Mr. Rocca is an Italian citizen.
7) Mr. Jaime Serra Puche*. Mr. Serra Puche is chairman of SAI Consultores, and a member of the board of directors of Chiquita Brands International, The Mexico Fund, Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.
8) Mr. Amadeo Vázquez y Vazquez*. Mr. Vázquez y Vázquez is chairman of the board of directors of Telecom Argentina S.A., a director of Gas Natural Ban, S.A., second vice president of Asociación de Empresas de Servicios Privatizados and third vice president of Cámara Argentina de Comercio, and Vocal of the Executive Committee of Asociación Empresaria Argentina. Mr. Vázquez y Vázquez is an Argentine citizen.
9) Mr. Guillermo F. Vogel. Mr. Vogel is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute, chairman of the North American Steel Council, chairman of Grupo Collado, vice chairman of Estilo y Vanidad S.A. de C.V.. Mr. Vogel is a Mexican citizen.

* Independent directors
Each elected director will hold office until the next annual meeting of shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 6, 2007.
The Board of Directors of the Company met six times during 2005. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.
6. AUTHORIZATION TO THE BOARD OF DIRECTORS TO DELEGATE THE DAY-TO-DAY MANAGEMENT OF THE COMPANY’S BUSINESS AND THE POWER TO REPRESENT THE COMPANY AS “ADMINISTRATEUR DÉLÉGUE” (CHIEF EXECUTIVE OFFICER) TO MR. PAOLO ROCCA (WITH FULL POWER OF SUB-DELEGATION).
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed that the management of the Company’s day-to-day business and power to represent the Company as administrateur délégué be delegated to Mr. Paolo Rocca, Chairman of the Board of Directors and Chief Executive Officer of the Company. The chief executive officer will have the power to sub delegate the authority to represent the Company in connection with specific transactions or matters relative to the duties of the chief executive officer.
7. AUTHORIZATION TO THE BOARD OF DIRECTORS TO APPOINT ANY OR ALL OF ITS MEMBERS AS THE COMPANY’S ATTORNEYS-IN-FACT INCLUDING IN GENERAL DAY TO DAY MANAGEMENT OF THE COMPANY.
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed that the General Shareholders’ Meeting of the Company authorises the Board of Directors to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers to the extent the Board may deem appropriate in connection therewith, this authorisation to be valid until expressly revoked by the Company’s General Shareholders Meeting.
It being understood, for the avoidance of doubt, that this authorisation shall not revoke, substitute, impair nor limit in any way the authorisation granted by the General Shareholders Meeting of the Company for the delegation of the day-to-day management of the Company and the authority to represent and bind the Company in such day-to-day management to Paolo Rocca, Chairman of the Board of Directors and Chief Executive Officer of the Company (administrateur délégué).
8. AUTHORIZATION TO THE BOARD OF DIRECTORS TO CAUSE THE DISTRIBUTION OF ALL SHAREHOLDER COMMUNICATIONS, INCLUDING ITS SHAREHOLDER MEETING AND PROXY MATERIALS AND ANNUAL REPORTS TO SHAREHOLDERS BY SUCH ELECTRONIC MEANS AS ARE PERMITTED OR REQUIRED BY ANY APPLICABLE LAWS OR REGULATIONS.
In order to expedite shareholder communications and ensure their timely delivery, the Board of Directors recommends that it be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of a Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations

(including any interpretations thereof), including, without limitation, by posting such communication on the Company’s web site, or by sending an email with attachment in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication.
9. BOARD OF DIRECTORS’ COMPENSATION
It is proposed that each of the members of the Board of Directors receive an amount of US$50,000 as compensation for their services during the fiscal year 2006. It is further proposed that the Chairman of the Audit Committee receive an additional fee of US$60,000 and that the other Directors who are members of such Committee receive an additional fee of US$50,000.
10. APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR FEES
Based on the recommendation from the Audit Committee, the Board of Directors of the Company recommends a vote FOR the appointment of PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, member firm of PricewaterhouseCoppers, as the independent auditors of the Company for the fiscal year ending December 31, 2006, to be engaged until the next annual general meeting that will be convened to decide on the 2006 accounts.
In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$3,489,838 payable to the independent auditors as fees for audit services and audit related services to be rendered during the fiscal year ending December 31, 2006. Such fees cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, and other audit related services.

EXTRAORDINARY GENERAL MEETING
1. AMENDMENT OF ARTICLE 11 OF THE ARTICLES OF ASSOCIATION TO REQUIRE THE AUDIT COMMITTEE TO REPORT TO THE BOARD OF DIRECTORS ON ITS ACTIVITY AND ON THE ADEQUACY OF THE INTERNAL CONTROL SYSTEM ONCE A YEAR.
Taking into consideration the need to reconcile the multiple reporting obligations to which the Company is subject as a result of the listing of its securities in four jurisdictions with those that apply to similar public companies to meet market expectations, it is proposed to require the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year, rather than every six months.
Article 11 of the Articles of Association, as amended, would read as follows:
“Article 11. Article 11. Powers. The board of directors is invested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal which are within its corporate purpose and which are not specifically reserved to the general meeting.
The Company will be bound by the joint signature of two directors or the sole signature of any persons to whom such signatory power shall be delegated by the board of directors.
The board of directors is invested with the power to interpret and apply the present Articles of Association and to issue guidelines and rules for that purpose.
Within the limits of applicable law, the board of directors may:
1. delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out its decisions and to provide day-to-day management; provided that the approval of material transactions with related parties shall not be delegated and the opinion of the Audit Committee on such material transactions shall be taken into consideration prior to their approval by the board of directors;
2. confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company;
3. constitute an Audit Committee, made up by directors, determining its function and authority;

4. constitute any committee, the members of which may be selected either from among the directors or outside thereof, and determine their functions and authority.
The board may authorize all substitutions in the powers it may confer or has conferred.
In case the shares of the Company are listed on a regulated market, the Company shall have an Audit Committee composed of three members, two of which, at least, shall qualify as Independent Directors. The members of the Audit Committee shall not be eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. The Audit Committee shall (I) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, the Company’s system of internal controls and the independence and performance of the Company’s internal and independent auditors. It shall also perform the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditor and (II) review material transactions between the Company or its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. To that end,
(A) the term «material» shall mean (a) any transaction, or series of transactions within the period of one year prior to the determination, by which the Company or any of its subsidiaries would be required to pay or would receive aggregate sums in excess of 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made or (b) any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company or any of its subsidiaries for the benefit of or involving also a related party;
and
(B) the term «related party» shall mean any of the following persons in relation to the Company or the subsidiaries of the Company: (i) a member of the board of directors of the Company or of any of the subsidiaries; (ii) any company or person that controls directly or indirectly the Company or is a member of the board of directors of a company controlling directly or indirectly the Company; (iii) any company or person that holds a significant interest in the equity of the Company or of a subsidiary of the Company; (iv) spouses, parents, siblings or relatives up to the third degree of any person referred to in (i), (ii) or (iii); and (v) companies in whose equity the persons referred in (i) and (iii) hold a significant interest.
The board of directors shall appoint one of the members of the Audit Committee as its Chairman. The Audit Committee shall report to the board of directors on its activity and the adequacy of the internal control system once a year, at the time the annual accounts are approved.
For the purpose of the present Articles of Association, the term «Independent Director» shall mean a director who:
(i) is not, and has not been employed by the Company or its subsidiaries in an executive capacity, within the five years immediately prior to the annual meeting at which the nominees of the board of directors will be voted upon;
(ii) is not a person that directly or indirectly controls the Company and is not a member of the board of directors of a company controlling directly or indirectly the Company;
(iii) has not (and is not affiliated with a company or a firm that has) a significant business relationship with the Company, its subsidiaries or the person that directly or indirectly controls the Company;
(iv) is not, and has not been affiliated with or employed by a (present or former) auditor of the Company, its subsidiaries or the person that directly or indirectly controls the Company, within the five years immediately prior to the annual meeting at which the nominees of the board of directors will be voted upon;
(v) is not a spouse, parent, sibling or relative up to the third degree of any person above described from (i) to (v).
The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 6, 2007. A holder of shares who intends to present a proposal at the next Annual General Meeting must submit the proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on March 31, 2007, in order for such proposal to be considered for inclusion on the agenda for the 2007 annual general meeting of shareholders.

PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, member firm of PricewaterhouseCoppers are the Company’s independent auditors. A representative of the independent auditors will be present at the Meetings to respond to questions.
Cecilia Bilesio
Secretary of the Board of Directors

          Annual Report 2005
▪	Company profile

▪	Leading indicators

▪	Chairman’s letter

▪	Business review

▪	Communities and environment review

▪	Corporate governance

▪	Board of directors and executive officers

▪	Operating and financial review

▪	Consolidated financial statements

▪	Report and audited annual accounts of Tenaris S.A. (Luxembourg GAAP)

▪	Corporate information
Cautionary statement
Some of the statements contained in this Annual Report are “forward-looking statements”. Forward-looking statements are based on management’s current (March 2006) assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks arising from uncertainties as to future oil and gas prices and their impact on the investment programs by oil and gas companies.
Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the sum of the figures that precede them, and percentages in the text may not total 100% or may not be the sum of the percentages that precede them.

Company profile
Tenaris is the leading global manufacturer of seamless steel pipes for the world’s oil and gas industry and a leading global supplier of seamless steel pipes for process and power plants and for industrial and automotive applications. We are also the leading regional supplier of welded steel pipes for oil and gas pipelines in South America. Our customers include most of the world’s major oil and gas companies as well as a large number of engineering and industrial companies.
Domiciled in Luxembourg, we have manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and specialized R&D and proprietary global service and distribution networks. Our annual manufacturing capacity is 3.3 million tons of seamless and 930 thousand tons of welded pipes. With this infrastructure and our 17,500 employees, we focus on providing end-user customers a service that integrates manufacturing, procurement, distribution and on-time delivery of high quality products throughout the world.
We aim for long-term sustainable growth to reward our shareholders and to give opportunities for our employees. And since we recognize that much of our success results from the contribution of our local communities, we work hard to help them share in the opportunities that such success makes possible and to minimize the environmental impact of our activities on them.

Leading indicators

	2005	2004	2003

SALES VOLUMES (thousands of metric tons)

Seamless pipes	2,870	2,646	2,278
Welded pipes	501	316	355

Total steel pipes	3,371	2,963	2,633

PRODUCTION VOLUMES (thousands of metric tons)

Seamless pipes	2,842	2,631	2,275
Welded pipes	476	366	346

Total steel pipes	3,318	2,997	2,621

FINANCIAL INDICATORS (millions of USD)

Net sales	6,736	4,136	3,180
Operating income	1,948	814	288
EBITDA (1)	2,163	899	602
Net income (2)	1,387	805	222
Free cash flow (3)	1,011	(85)	113
Capital expenditures	284	183	163

BALANCE SHEET (millions of USD)

Total assets	6,706	5,662	4,310
Total financial debt	1,010	1,259	834
Net financial debt (4)	183	828	448
Total liabilities	2,930	3,001	2,348
Shareholders’ equity including minority interest	3,776	2,661	1,961

PER SHARE / ADS DATA (USD PER SHARE / PER ADS)

Number of shares outstanding (5) (thousands of shares)	1,180,537	1,180,537	1,180,288
Earnings per share	1.08	0.66	0.18
Earnings per ADS	10.82	6.65	1.78
Dividends per share (6)	0.30	0.11	0.10
Dividends per ADS (6)	2.96	1.14	0.99
ADS Stock price at year-end	114.50	48.90	33.32

Number of employees (5)	17,693	16,447	14,391

1.	Defined as operating income plus depreciation and amortization charges taken before non-recurring losses and provisions relating to the litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd., and non-recurring gains derived from the Fintecna arbitration award.

2.	Equals net income before deduction of minority interest. See Section IV (a) of the consolidated financial statements.

3.	Defined as net cash from operations (USD 1,295 million, USD 98 million, USD 276 million in 2005, 2004 and 2003, respectively) less capital expenditures (USD 284 million, USD 183 million and USD 163 million in 2005, 2004 and 2003, respectively).

4.	Defined as borrowings less cash and cash equivalents and other current investments.

5.	As of December 31.

6.	Paid during the year.

Chairman’s letter
Dear Shareholders,
2005 was a year when many of the supply issues facing the energy industry came into stark focus. The difficulties of increasing global oil and gas production to keep pace with continuing increases in demand and declines in production from the fields in operation today were reflected in yet higher oil and gas prices. There are tremendous challenges to gain access to new exploration and production areas, to expand infrastructure both upstream and downstream and to incorporate and train human resources throughout the supply chain.
Production output from the world’s largest and most productive oilfields, most of which were discovered more than 30 years ago, is now firmly declining. As fields become less productive, more wells need to be drilled to produce a similar level of output. And as the most accessible fields have already been developed, drilling activity is taking place increasingly in more complex operating environments, both from the technological and the geopolitical perspective.
For Tenaris, this operating background presents tremendous opportunities as well as responsibilities. As the leading supplier of seamless pipes to the oil and gas industry worldwide, we are benefiting from increased demand for products that can perform in technologically challenging environments such as deep and ultra-deepwater, highly corrosive conditions and the Arctic. At the same time, we have to ensure that our customers have access to the products and services they need when they need them, even in the most remote areas of the world.
Over the past few years, Tenaris has been investing in the development of new products such as our high performance TenarisBlue® premium connections, proprietary sour service OCTG steel grades and high specification line pipe for deepwater and ultra-deepwater applications, as well as the facilities required to produce them. We have also been establishing long-term source of supply relationships and building full-service bases in key regions around the world. We are accompanying our customers to remote locations and integrating our mill production capabilities to their drilling operations through a flexible and efficient supply chain management system.
The results of these past efforts were in evidence in 2005. We increased sales by volume of high-end products by 25% and consolidated our position in the OCTG market. During the year, we launched a two-year, USD 350 million investment program at our mills to add new finishing lines, heat treatment capacity and other capabilities required for the manufacture of specialized, high-end products used in the most demanding applications. We are also strengthening our research and development and product qualification capabilities by investing in a new research facility in Mexico and expanding our access to research facilities in Italy. Our product development budgets have been growing rapidly and we are reinforcing our R&D personnel.
To help us match the expectations of our customers, we remain focused on investing in our industrial system, in automation and in the information technology supporting the integration of our industrial and supply chain systems, as well as in the training of our personnel at all levels of the organization. We acquired a steel shop in Romania and integrated our operations in Eastern Europe.
Our financial results for the year reflect the favorable environment and our exceptional positioning in the market. Net sales for the year rose to USD 6.7 billion and EBITDA to USD 2.2 billion. Earnings per share rose 63% to USD 1.08, or USD 10.82 per ADS. We are proposing to pay a final dividend for the year of USD 0.173 per share (USD 1.73 per ADS) in June, which, in addition to the interim dividend of USD 0.127 per share (USD 1.27 per ADS) paid in November, would make for a total annual dividend of USD 0.30 per share (USD 3.00 per ADS), an increase of 78% over the previous year.
Once again, our employees have responded well to the challenge and high workload of a demanding market. I want to thank all of them for their efforts and also express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.
March 1, 2006
Paolo Rocca

Business review
Market background and outlook
In 2005, further increases in exploration and production spending by oil and gas companies and increased drilling activity, reflecting high oil and gas prices and continuing increases in global demand for oil and gas, led the increase in demand for seamless pipe products. The international count of active drilling rigs, as published by Baker Hughes, averaged 929 during the fourth quarter of 2005, an increase of 8% compared to the same quarter of the previous year and an increase of 9% for the year overall compared to 2004. The corresponding percentage annual rig count increases in the Canadian and US markets, which are more sensitive to natural gas prices, were 24% and 16% respectively.
We estimate that global apparent consumption of seamless OCTG (oil country tubular goods) in 2005 grew around 17% compared to 2004, and will grow further in 2006. Demand for other seamless products also increased contributing to an overall estimated increase in apparent consumption of seamless pipe products worldwide of around 9% in 2005 over 2004. Demand from the energy sector for our high-end seamless pipe products, including premium connections, used in complex drilling and other high-performance applications grew strongly in 2005 and should grow further in 2006.
Favorable market conditions and increased demand for high-end seamless pipe products helped us to record strong sales growth and a higher gross margin for our seamless pipe products as higher average selling prices were more than sufficient to offset the impact of higher raw material, energy and labor costs. We expect that the continuation of favorable market conditions and increased demand for high-end seamless pipe products will result in further sales growth and that we will maintain our operating margins at the higher levels shown in 2005.
Demand for our welded pipe products, which depend to a substantial extent on specific projects, particularly those for the construction of oil and gas pipelines in the regional market of our two welded pipe mills in South America, can vary significantly from year to year. In 2005, demand for our welded pipe products benefited from gas and mineral slurry pipeline projects in Brazil and from gas pipeline expansion projects in Argentina. We expect demand for our welded pipe products in 2006 to be affected by delays to the implementation of projects in Brazil and Argentina which will result in reduced sales and margins on welded pipes for the year.
Summary of results
Our results reflect the strong performance of our seamless pipe business. We are the leading supplier of seamless pipe products to the global energy industry and have been increasing our sales of high-end products, such as premium connections, sour service and high collapse grades used in deeper and more corrosive environments and special deepwater line pipe for risers andflowlines. Net sales of our seamless pipes, which accounted for 76% of our total net sales, rose 57% with particularly strong growth recorded in the Middle East and Africa region. Our welded pipe business also enjoyed a good year with strong demand for welded pipes for gas pipeline projects in its regional markets of Brazil and Argentina.
Operating income rose 140% to USD 1,948 million, or 29%of net sales, compared to USD 814 million, or 20% of net sales, in 2004. Excluding a one-time operating income gain of USD 123 million recorded in 2004 in respect of an arbitration award, operating income plus depreciation and amortization rose 141% to USD 2,163 million, or 32% of net sales, compared to USD 899 million, or 22% of net sales, in 2004.
Free cash flow (net cash provided by operations less capital expenditures) during the year rose to USD 1,011 million, compared to an outflow of USD 85 million in 2004. This strong free cash flow was used to fund the acquisition of a Romanian steel shop, increase dividends and to reduce our net debt position.
Capital expenditures in 2005 rose to USD 284 million, compared to USD 183 million in 2004, and are expected to increase further in 2006 due to our investment program to add the finishing lines, heat treatment capacity and other capabilities required to increase our capacity to produce high-end products.
Oilfield Services
We supply a comprehensive range of high quality seamless casing and tubing, premium connections and accessories for use in the most demanding oil and gas drilling and well completion activities. Using our unique network of manufacturing, customer service and R&D facilities, we focus on reducing costs for our customers through integrated supply chain management and developing industryleading products.
Industry acceptance and qualification of our TenarisBlue® premium connection continued apace during 2005. It was run for the first time in countries such as Mexico, the US and Qatar and sales were made for the first time to the operations of Repsol YPF in North Africa, OMV and Apache in Oceania, BHP in Trinidad, Chevron in Nigeria and the UK and BP in

Venezuela. In Canada, it is now widely used along with the newly introduced TenarisBlue® SAGD by operators including Husky, Shell, Nexen and Suncor.
TenarisBlue® is starting to become the connection of choice for the most challenging environments. ConocoPhillips is using it in high-pressure, hightemperature wells in the North Sea, as is Total in Indonesia, and Panamerican Energy has been using it for its extended reach horizontal wells in Argentina. In its Dopeless™ version, it has been successfully run throughout the year at Statoil’s Snøhvit field in the Barents Sea in a range of carbon, 13 Cr and 25 Cr steels, and is gaining acceptance among customers like Saudi Aramco and ENI for its operational efficiencies and effectiveness in reducing risks and running time at the rig.
We extended the TenarisBlue® premium connection platform with the introduction of the TenarisBlue® Near Flush, an integral connection for use in slim wells, and the TenarisBlue® SAGD, a connection specially designed for use with slotted liners. We also started construction of a new R&D center in Mexico to increase our testing and qualification capacity and complement our research capabilities. The new center will perform high capacity, full scale testing of premium connections and risers.
Our strategic alliance with Sandvik, a worldleading producer of stainless and high-alloy steels, delivered excellent results. The award of contracts to supply Sandvik CRA materials with TenarisBlue® connections for QatarGas III and IV and Shell Pearl GTL was particularly noteworthy.
Among other initiatives, we signed a global agreement with Schlumberger to provide tubular goods and services for their Integrated Project Management (IPM) operations and strengthened our capability to supply integrated supply chain management services in strategic locations with the start up of threading facilities in Kazakhstan and by starting construction of a new service base in Egypt which will support Petrobel’s operations under a new long-term agreement.
Pipeline Services
We supply an extensive range of tailor-made seamless pipes, complete with coatings and accessories for use in every operating environment —onshore, offshore and deepwater. Our focus is on providing the risers, flowlines and subsea tubular components for the deepwater and ultra-deepwater markets where we are a major player in the Gulf of Mexico, West Africa, United Kingdom and Scandinavia.
As the industry moves further into frontier deepwater exploration and production projects, increasingly stringent technical requirements are required for our products. During the year, we made significant progress in developing higher yield strength, weldable steel grades with reduced wall thickness for uses where the host payload is mission critical, as well as in pipe insulation and pipe geometry technology.
For the Dalia project in offshore Angola, we successfully met the challenge of manufacturing double joint pipe meeting the X65 reel-laid requirements specified by the laying contractor.
Using our new welding laboratory in Veracruz, we were able to provide Technip continual trials, quality testing and an engineering critical assessment for the reeling application, and then delivered 8,500 tons of double joint pipe for installation on the sea-floor in water depths of 1,200-1,500 meters. Following the success of this project, Technip selected us to supply 8,800 tons of pipe with welded anode pads, coating and sorting services to be used for the undersea flowlines for BP’s six-field development known as Greater Plutonio with shipment due in 2006.
Other important project awards included Anadarko’s Independence Hub in the Gulf of Mexico, where we will manufacture 17,800 tons of pipe meeting stringent dimensional tolerances for risers and flowlines reaching a depth of 8,000 ft, Chevron’s Tahiti in the Gulf of Mexico where we will supply pipe for risers and flowlines, Total’s Akpo in Nigeria, where we will provide 23,000 tons of pipe for the gas export line and ConocoPhillips’ BritSat in the UK.
As we seek to align our capabilities with the increasingly complex technological needs of our customers we are stepping up our involvement in joint industry programs, which provide a forum for key industry players to share information on pipeline issues. In July, we launched a collaborative program called Strainweld, whose purpose is to involve customers in the study and evaluation of currently accepted hardness levels for C-steel girth welds intended for sour service and which are subjected to severe plastic straining during the installation process.
Process & Power Plant Services
We provide comprehensive material planning and supply chain management services and on-time delivery of quality products to enable customers in the process and power plant industry meet the demanding needs of major refinery, petrochemical and power plant contracts.

Downstream project activity surged during the year with gas projects in the Middle East to the fore. We supplied pipes for the second phase construction of the two process trains at the QatarGas II project, the world’s largest LNG project, as well as various NGL and other gas processing plants. For 2006, there are a number of large refinery projects on the drawing board.
Investments in capital projects in the processing industry are substantial with the average project size considerably larger than in recent years. This has a substantial impact on material supply needs, which has been exacerbated by the tight global market for seamless pipe products. The securing of material availability has become a critical element for most large projects today. We have been adjusting to the new environment, with the uniquely different aspects of material planning required for these mega-projects, by implementing new ways of working focused on mill reservation protocols. This has also involved the strengthening of strategic supplier relationships with leading global engineering companies such as Technip, Snamprogetti, Bechtel, KBR and Chiyoda.
Activity in the power generation sector remained strong in 2005 again led by China, where rapid economic growth and soaring domestic energy consumption continues to create demand for new and upgraded power generation plants. Long-term prospects for this sector are encouraging and we are focusing several R&D initiatives and investments for the particular tubular requirements of this sector.
Industrial & Automotive Services
We provide a wide variety of seamless pipe products for industrial applications with a focus on segments such as automotive components, hydraulic cylinders, construction machinery, gas cylinders and architectural structures where we can add value with our specialized product development and supply chain management expertise. Sales are concentrated in Europe, particularly Italy, where our mill has traditionally served this market, but we also have significant sales in North America, the Far East and Mercosur.
Early expectations that the European industrial and automotive market would return to growth in 2005 proved optimistic and, with some exceptions, the market remained flat. With competition from low-cost producers in countries entering the European Union and other Eastern European countries as well as constrained mill capacity allocation, we focused on strengthening our position in applications where we can differentiate our product offering through high technology content backed up by an integrated service program. Progress was made in integrating services such as just-in-time delivery of machined components into automotive sector supply agreements and in consolidating a leadership position in the industrial hydraulics sector.
Our Romanian mill, Silcotub, was fully integrated into our European commercial system and is providing a strategic option for sales to industrial and automotive customers in the expanded EU market. In order to serve small lot end-users in Romania we set up a network of authorized distributors following the model established in Italy. During the year, there was a significant increase in production of cold-drawn tubes for the automotive business, due in part to the growth of the Romanian automotive sector led by the Renault-Dacia Logan project.
In the NAFTA market we consolidated our leadership position in the inflators for airbags market through the expansion of our new automotive component center in Veracruz. The production capacity of this facility was increased from 14.4 million pieces a year to 24 million pieces. We have also increased capacity of our cold drawing facilities to support the growth in demand for machined automotive components, which, in addition to airbag inflators, include CV joints, half shafts, ring gears and trailer axles.
We have been developing new high strength steel grades, including a new steel grade suitable for ring gear manufacturing, as well as investigating various conversion processes for component manufacturing.
Welded
Demand for natural gas and oil in Brazil and Argentina continued to rise, supported by economic growth and the increasing weight of natural gas in Brazil’s energy mix. Major infrastructure projects were executed to transport natural gas and minerals, which had been postponed in the past. In Brazil, gas transportation projects included the Coari Manaus project that links the Amazon region, Manati onshore and offshore, Catu-Carmopolis-Pilar, and Cabiunas-Victoria (GASENE) in the Southeast and Northeast regions of the country.
In the mining sector, the most important project included the Paragominas bauxite slurry pipeline to supply the Alunorte plant, the first such pipeline built in the world. In Argentina, the gas pipeline infrastructure was expanded by building loops on the existing gas pipelines.

Toward the end of the year, demand for welded pipes for projects in the regional market weakened, primarily because of delays in the definition of the second segment of GASENE (Cacimbas- Catu), Gasfor II in Brazil, and new gas pipeline loops in Argentina.
Tenaris, in association with Socotherm, built a new pipe coating plant in the state of Espiritu Santo, Brazil. The plant incorporates advanced pipe coating technology, which will help us to meet customer needs in oil and gas exploration in both deepwater and ultra-deepwater environments.
The outlook for 2006 is a little uncertain, as we await definition of the GASENE project and the loops in Argentina; exports are expected to make up a higher share of sales.
Brazil continues with a shortage of gas transportation capacity, primarily in the north-east of the country, where gas is used for thermoelectric generators. Expansions are also expected in the south of the country, a region that uses natural gas for its industry, where users are currently awaiting definitive arrangements for supply from Bolivia. In oil transportation, Petrobras is going ahead with the PDET offshore project, to transport oil in the area of the Campos basin.
In the mining sector, Samarco has recently awarded us a contract to supply pipes for a new 345-km 16” pipes that will transport iron ore from the state of Minas Gerais to the coast of Espiritu Santo.
In export markets, demand and prices for natural gas and oil remain high, a situation that favors the implementation of major pipeline project opportunities in North America and Africa.
In January 2006, we acquired a second welded pipe facility in Argentina for USD 28 million. The facility is located in Villa Constitucion, Santa Fe, and has an annual capacity of 80,000 tons of welded pipes whose small diameter size range largely complements the range of welded pipes that we already produce in Argentina.
Energy
Dalmine Energie, our Italian energy supply business, provides energy and energy services to customers in the Italian industrial, commercial and public sectors. The company offers tailor-made packages that combine electricity, natural gas and energy services and other related products, such as energy hedging and risk management, on-site maintenance services and energy optimization advisory.
Started in 2000 shortly after the partial deregulation of the Italian energy business, Dalmine Energie has increased sales and now has a wide customer base and sold to third parties around 3 TWh of electricity and around 950 million cubic meters of natural gas in 2005.
As a leading energy supplier to the Italian industrial and commercial markets, Dalmine Energie has established successful partnerships with multinational companies like Coca Cola, McDonald’s, Bayer, Finmeccanica and Brembo, as well as many trade associations representing the bulk of the Italian energy-intensive industrial base. The basis for all these relationships is a commitment to be the single point of reference for all the energy needs of its customer. With the implementation in the EU of the Emission Trading Scheme to comply with the greenhouse gases emissions targets set by the Kyoto Protocol on climate change, Dalmine Energie is also advising its customers on adapting to an emissionconstrained world of CO2 targets compliance.
Following the initial development of the core electricity and natural gas supply activities, Dalmine Energie has been consolidating a portfolio of services that meets the needs of our customers. Examples of this strategy are the development of the energy appliances and networks maintenance service and the operation and maintenance of onsite power and cogeneration plants.

Communities and environment review
Tenaris’s history is deeply entwined with that of the communities where it has its roots. As a longterm industrial project, the essential framework governing its relations with its communities was established many years ago. It departs from the deeply-held conviction of our founding family that the continuing strength of the Company depends on an active participation that links its own development to that of its suppliers, customers, employees, and the communities in which it resides.
This framework encompasses continuous commitments to promoting health and safety among employees, to minimizing the impact of operations on the environment, to maintaining transparent relations with suppliers, customers, employees and local communities, and to working with local authorities and non-governmental organizations to promote education and foster self-reliance.
As a global company with a strong local focus, we employ a workforce of tremendous diversity. This requires strong integration of global and local functions, a high capacity to adapt to local conditions and a clear commitment of the Company’s values. Respect for cultural, gender and language differences is a guiding principle for relations among employees at all levels of the Company. This rich cultural diversity is represented in the varied nationalities of our 17,500 employees.
We have established a corporate university to integrate all internal educational and training processes and whose mission is to “Build and sustain Tenaris’s competitive advantage by capturing, organizing, enriching and transferring knowledge assets”. Training is TenarisUniversity’s core activity, as the Company is deeply committed to strengthening the technical and managerial competencies of its human resources. On average, Tenaris white-collar employees spend more than 65 working hours in class or taking e-learning courses, comparable with best practices in people training. More than 40% of training is in the form of specific technical courses directly related to the job of the employee. Training is continuous throughout the employee’s career. Courses are structured in such a way so as to blend e-learning delivered via the Company’s online learning management system, and classroom teaching, which include off site training, through agreements with universities and external providers, and on site training, which will eventually be delivered at a purpose-built campus.
The primary objective of TenarisUniversity is to align knowledge across the Company, which is done through a Core Program, a comprehensive set of e-learning courses that cover all the Company’s capital processes and functions: Procurement, Production Processes, Quality, Technology, Products, Supply Chain Management, Commercial Front End, Administration & Finance, IT and Human Resources. Technical and managerial skill development is emphasized during the Global Trainee (GT) Program, the Company’s recently renovated young professional program. All newlyhired GTs worldwide gather to participate in a one-month Induction Camp. Intense training then continues throughout the 2-year program, according to the job family.
In late 2005, TenarisUniversity established an Industrial School to manage training at several educational levels in the Company’s industrial and technical areas. The Industrial School will focus on areas such as: Steelmaking, Pipe Rolling and Finishing, Quality, Product Development, and Industrial Management. The establishment of the school constitutes an important step in the Company’s ongoing efforts to strengthen the sense of a common industrial culture.
We are committed to improving the quality of life for those who live in the areas surrounding our plants. Working with local institutions, both public and private, to identify priorities and articulate actions, we help to build and equip schools, finance scholarships that reward academic excellence, sponsor cultural, sports and leisure events, improve medical and sanitation systems and promote employment. Through our community investments, we systematically encourage a connection with public and private organizations and the joint application of knowledge, experience, and best practices.
For example, in Campana, Argentina, we worked together with the municipal and provincial governments to build a new inpatient facility with 39 rooms at the public hospital and formed a partnership with three public welfare organizations and educational authorities to facilitate and ensure primary school education for children from impoverished communities. In Veracruz, Mexico, we took part in a housing program, the purpose of which was to improve the quality of life for families with income levels too low to obtain mortgages. In Bergamo, Italy, we sponsored an exhibition entitled War is Over, in which the Gallery of Modern and Contemporary Art (GAMEC), celebrated the 60th anniversary of the end of World War II.
Health, safety and environment
Following the introduction of our common Health, Safety and Environment (HSE) Policy, we have been working on the implementation of the integrated HSE management system. The management system is based on the principles of sustainable development and follows the guidelines of international norms such as ISO 14000 and OHSA 18000, applying eco-efficiency and integral safety concepts in the whole system, from the product design and industrial investment up to the operational and logistic planning and execution. At our mills, we have completed the identification and evaluation of the risk and environmental aspects, developed the management programs and procedures and started the training program, according to the chronogram established and the requirements of the guidelines.
As part of our safety program, we work constantly to improve its safety performance concentrating on two levels. On one, we upgrade the physical conditions of the workplace by continuously investing in new technologies, infrastructure and maintenance. On another, we work on attitudes and behavior relative to safety. We do this through innovative programs that reward safe behavior and by holding weekly meetings with managers, safety staff and workers at each of our plants to discuss accidents and share ideas for improving safety. For the fifth consecutive year, safety indicators have improved and our lost-time accident incident rate declined by 17% over the level of 2004. The cumulative improvement in this indicator over the past five years has been 55%.
For the continuous improvement of our environmental performance, we constantly review our operations and those of our sub-contractors to maximize the efficiency in the use of energy and material resources, the recycling —both at our own facilities and by third parties— of byproducts, and the minimization in the generation of waste, emissions and effluents.
We also participate in programs, collaborating with local institutions in the communities where we operate, in order to contribute to the development of conditions that enhance social inclusiveness. Tenaris is involved in activities related to global environmental issues, like climate change or persistent organic pollutants abatement —among others— mainly through active participation in local and international organizations, such as the International Iron & Steel Institute Environmental Committee, the “Consejo Empresario Argentino para el Desarrollo Sostenible” (local branch of the World Business Council for Sustainable Development) and others.

Double joint flowlines for Dalia
When the USD 3.4 billion (estimated) Dalia deepwater project comes on stream during the second half of 2006, production will move through undersea flowlines comprised of Tenaris double joint pipe installed on the sea floor in water depths of between 1,200 and 1,500 meters. For the project, Tenaris had to qualify and manufacture 8,500 tons of double joint pipe meeting high specification X65 reel-laid pipe requirements on an accelerated time schedule.
Technip, the engineering and construction company in charge of laying Dalia’s undersea pipelines, awarded Tenaris the contract based on our ability to manufacture the more efficient and cost-effective double joint pipe and our reputation for having well trained manufacturing personnel supported by a state-ofthe-art welding laboratory. The use of coated, double-jointed pipe in flowlines for deep and ultradeepwater applications offers significant advantages due to the reduction in on-site coating and weld time, as well as providing a more homogeneous anti-corrosive coating.
Location — 135 km off the coast of Angola
Customer — Technip
Project description — Discovered in 1997, Dalia is expected to process 240,000 barrels of oil daily from 34 production wells, 30 water injection wells and three gas injection wells.
Running TenarisBlue® for Pemex
On January 6, 2006, Tenaris for the first time ran a TenarisBlue® premium connection for the operations of Pemex in Mexico. This followed a series of presentations to the directors and operations personnel of the various regions of Pemex to introduce the advantages of using the new technology, particularly for operations in high pressure, high temperature environments. It is expected that, following this initial use, Pemex will employ the TenarisBlue® connection in many of its operations around Mexico.
Tenaris also provided the running service for the 3 1/2” tubing using pipes delivered from inventory at Reynosa, one of the yards which Tenaris maintains to support its just in-time delivery service to Pemex. By integrating the supply of pipes with premium connections and other accessories, managing inventories and delivering on a justin- time basis according to the actual drilling programs of our customers under long-term agreements, we are reducing costs and risks for our customers, allowing them to concentrate resources on their drilling programs.
Location — Reynosa, Tamaulipas
Customer — Pemex
Project description — Arcos 138 — A 2,800 meter gas well in the Burgos basin which is expected to produce 8 million cubic feet of gas per day when in operation.
Roberto Rocca Education Program
Tenaris is a founder and co-sponsor of the Roberto Rocca Education Program, which was established in 2005 to provide scholarships and fellowships to talented undergraduate and graduate students in selected countries for the study of engineering and the applied sciences. The program’s other sponsors are Ternium and Techint.
Named in honor of Tenaris’s former Chairman, the Program aims to contribute to the development of human resources that can advance science and technology in the following countries: Argentina, Brazil, Italy, Mexico, Romania and Venezuela. The program is founded on the belief that industrial development is critical to economic development.
Around 340 scholarships will be awarded in 2006 to undergraduate students in participating countries for study at more than 30 domestic universities. The Program will also award up to six fellowships to help a select group of students pursue a Ph.D. at a university of their choice outside their country of origin. Key disciplines supported through the scholarships and fellowships include materials science and mechanical, chemical and electrical engineering.
In the coming years the program’s sponsors expect to expand the program by increasing the number of awards in countries where scholarships and fellowships are already granted and extending the initiative to other countries.
Qatar: LNG plants get larger
Tenaris was selected by CTJV, a joint venture of Chiyoda and Technip, to supply a 22,000 ton package of heat treated and non-heat treated pipes used in the construction of the QatarGas II LNG project in Qatar. The USD 12.8 billion project will employ two large liquefaction trains of 7.8 MMTA each.
This followed the award of pipe supply contracts for trains 3 and 4 of the RasGas project in 2004, when the capacity of each train was 4.7 MMTA.

As the risks in large construction projects increase, we are shortening the traditional supply chain to create value and reduce risk for customers by coordinating material planning and expediting services, reserving mill capacity in advance and ensuring on-time delivery of complete material packages at the project site.
Location — Ras Laffan, Qatar
Customer — Chiyoda and Snamprogetti
Project description — The fourth train of the RasGas project, with an annual LNG capacity of 4.7 million tons.
Corporate governance
Tenaris has one class of shares, with each share having equal rights including the entitlement to one vote at our shareholders’ meetings. Our Articles of Association provide that the annual ordinary shareholders’ meeting, which approves the annual financial statements and appoints the board of directors, occur each year on the first Wednesday of June.
Board of directors
Management of Tenaris is vested in a board of directors. Our Articles of Association provide for a board of directors consisting of at least five and at most fifteen directors. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the directors present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The shareholders may dismiss all or any one director at any time, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at the annual ordinary shareholders’ meeting. In 2005, the board of directors met six times. The annual shareholders’ meeting held on May 25, 2005 approved the appointment of nine directors, three of whom are independent.
Audit committee
Tenaris has an audit committee consisting of three members, all of which are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under our Articles of Association, as supplemented by the audit committee charter, the audit committee:
▪	assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements and system of internal controls and the independence and performance of the independent auditors;

▪	reviews material transactions between Tenaris and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

▪	performs the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditors.
The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the independent auditors as well as anyone at Tenaris and, subject to applicable laws, its subsidiaries.
The audit committee is required to report to the board of directors on its activities and the adequacy of the system of internal control. In 2005, the audit committee met five times and on each occasion presented its report to the board of directors.
Auditors
The annual accounts are audited by independent auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of office of the auditors, which may not exceed one year. As part of their duties, the auditors report directly to the audit committee.
Price Waterhouse & Co. S.R.L. served as our auditors during the 2005 fiscal year and are proposed for reappointment.
Compensation

The compensation of the members of our board of directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by our directors and executive officers during 2005 amounted to USD 14.3 million.
Corporate governance standards
Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10, 1915 on commercial companies and the law of July 31, 1929, as amended) and our Articles of Association. As a Luxembourg company listed on the New York Stock Exchange (the “NYSE”), the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”), the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange”) and Borsa Italiana S.p.A. (the “Italian Stock Exchange”), we are not required to comply with all of the corporate governance listing standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.
The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our shares trade. Our corporate governance practices may differ in non-material ways from the standards required by these exchanges that are not detailed here.
Non-management directors’ meetings
Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings and we do not have a set policy for these meetings.
In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee.
Audit committee
Under NYSE standards, all audit committee members of listed US companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our Articles of Association. Our board of directors, however, has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of a financial expert as consultants.
Standards for evaluating director independence
Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our Articles of Association requires the board to express such an opinion. In addition, the definition of “independent” under the rules of the exchanges on which our securities are listed differ in some non-material respects from the definition contained in our Articles of Association.
Audit committee responsibilities
Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements and system of internal controls and the independence and performance of the independent auditors. The audit committee is required to review material transactions (as defined by our Articles of Association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board. The NYSE requires certain matters to be set forth in the audit committee charter of US listed companies.
Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee.
The Mexican Stock Exchange requires the audit committee of listed companies to review and provide advice to the board of directors on certain matters, including transactions that involve the purchase or sale of 10% or more of the listed company’s assets, the grant of guarantees involving liability for more than 30% of the value of the listed company’s assets, and any transaction with a value of more than 1% of the listed company’s assets. This requirement is expected to cease to apply in June 2006. Our audit committee does not serve in this capacity.
Shareholder voting on equity compensation plans
Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We do not currently offer equity based compensation to our directors, executive officers or employees, and therefore do not have a policy on this matter.
Disclosure of corporate governance guidelines
NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.
Code of business conduct and ethics
Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct. We, however, have adopted a code of conduct that applies to all directors, officers and employees that is posted on our website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, we have adopted a supplementary code of ethics for senior financial officers, which is also posted on our website.
Chief executive officer certification
A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

Board of directors

Chairman and Chief Executive Officer	Paolo Rocca
Vice-President Finance	Guillermo Vogel
Roberto Bonatti
Carlos Franck
Bruno Marchettini
Roberto Monti (*)
Gianfelice Mario Rocca
Jaime Serra Puche (*)
Amadeo Vázquez y Vázquez (*)

Secretary	Cecilia Bilesio

(*) Independent Members of the Audit Committee
Executive officers

Chief Executive Officer	Industrial Coordination Director
Paolo Rocca	Sergio Tosato

Chief Operating Officer Alberto Valsecchi	Planning Director Alberto Iperti

Chief Financial Officer Carlos Condorelli	European Area Manager Vincenzo Crapanzano

Commercial Director Germán Curá	Southern Cone Area Manager Guillermo Noriega

Supply Chain Director Alejandro Lammertyn	Mexican Area Manager Sergio De la Maza

Human Resources Director Marco Radnic	Managing Director, Japanese Operations Marcelo Ramos

Technology Director Carlos San Martín	Managing Director, Welded Pipe Operations Ricardo Soler

Information Technology Director Giancarlo Miglio	Procurement Director Renato Catallini

Consolidated financial
statements for the years
ended December 31, 2005,
2004 and 2003

Operating and financial review
This review of Tenaris’s results of operations and financial condition is based on, and should be read in conjunction with, the audited consolidated financial statements of Tenaris and the related notes included elsewhere in this annual report. It compares Tenaris’s results on a consolidated basis for the fiscal year ended December 31, 2005 with its results for the fiscal year ended December 31, 2004. Tenaris prepares its consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP and other national accounting standards.
Results of operations
The following table sets forth, for the periods indicated, selected financial data from our consolidated income statement and expresses our operating and other costs and expenses as a percentage of net sales.

SELECTED FINANCIAL DATA (All amounts in USD thousands)
Year ended December 31	2005	%	2004	%	2003	%
Net sales	6,736,197	100.0%	4,136,063	100.0%	3,179,652	100.0%
Cost of sales	(3,942,758)	(58.5%)	(2,776,936)	(67.1%)	(2,207,827)	(69.4%)

Gross profit	2,793,439	41.5%	1,359,127	32.9%	971,825	30.6%
Selling, general and administrative expenses	(842,574)	(12.5%)	(672,449)	(16.3%)	(566,835)	(17.8%)
Other operating income and expenses	(2,419)	(0.0%)	126,840	3.1%	(116,800)	(3.7%)

Operating income	1,948,446	28.9%	813,518	19.7%	288,190	9.1%
Financial income (expenses), net	(109,738)	(1.6%)	5,802	0.1%	(29,420)	(0.9%)

Income before equity in earnings of associated companies and income tax	1,838,708	27.3%	819,320	19.8%	258,770	8.1%
Equity in earnings of associated companies	117,377	1.7%	206,037	5.0%	27,585	0.9%

Income before income tax	1,956,085	29.0%	1,025,357	24.8%	286,355	9.0%
Income tax	(568,753)	(8.4%)	(220,376)	(5.3%)	(63,918)	(2.0%)

Net income	1,387,332	20.6%	804,981	19.5%	222,437	7.0%
Income attributable to equity holders of the Company	1,277,547	19.0%	784,703	19.0%	210,308	6.6%

Income attributable to minority interest	109,785	1.6%	20,278	0.5%	12,129	0.4%
Numbers in tables may not add due to rounding.
Sales volumes
The following table shows our sales volumes of seamless and welded pipe products.

Sales volume	FY 2005	FY 2004	Increase/(Decrease)
North America	843,000	757,000	11%
Europe	666,000	679,000	(2%)
Middle East & Africa	524,000	421,000	24%
Far East & Oceania	404,000	412,000	(2%)
South America	433,000	377,000	15%
Total seamless pipes	2,870,000	2,646,000	8%
Welded pipes	501,000	316,000	59%
Total steel pipes	3,371,000	2,963,000	14%
Sales volume of seamless pipes increased by 8% to 2,870,000 tons in 2005 from 2,646,000 tons in 2004. Demand for our seamless pipe products from oil and gas customers was particularly strong reflecting increased investment in oil and gas exploration and production activity whereas demand from industrial and automotive customers was more constrained.
North America. In North America, demand for our seamless pipe products increased due to higher exploration and production activity in Canada, including steamassisted gravity drainage, or SAGD projects, and increased sales of OCTG products in the US.
Europe. In Europe, the decrease in sales was primarily due to lower sales to industrial customers reflecting a reduction in mill capacity allocation to lower margin industrial products in response to increased demand from the energy sector. Sales of OCTG and line pipe products to oil and gas customers and for process and power plant construction increased.

Middle East & Africa. In the Middle East and Africa, demand increased due to higher oil and gas exploration and production activity in the Middle East, particularly in Saudi Arabia, and higher sales of flowlines and risers for West African deepwater projects.
Far East & Oceania. In the Far East and Oceania, the decrease in sales was primarily due to lower sales of line pipe for process and power plant construction as well as to lower sales to industrial customers in Japan. Sales of OCTG products increased particularly in Indonesia and China.
South America. In South America, demand increased reflecting higher levels of drilling activity in the region, particularly in Venezuela and Ecuador. Sales volume of welded pipe products increased 59% to 501,000 tons in 2005 from 316,000 tons in 2004. This increase reflects substantially higher sales for gas pipeline projects in the Brazilian and Argentine markets.
Sales of electric energy in Italy decreased 3% to 2.9 TWh in 2005 from 3.0 TWh in 2004 and sales of natural gas increased by 44% to 941 million scm in 2005 from 652 million scm in 2004.
Net sales
The following table shows our net sales by business segment for the periods indicated:
(US$ million)

Net sales	2005	2004	Increase/(Decrease)
Seamless pipes	5,124.0	3,273.3	57%
Welded pipes	845.1	348.1	143%
Energy	526.4	417.9	26%
Others	240.7	96.8	149%
Total	6,736.2	4,136.1	63%
The following table indicates the distribution of our net sales by business segment for the periods indicated:
Percentage of net sales

Net sales	2005	2004
Seamless pipes	76%	79%
Welded pipes	13%	8%
Energy	8%	10%
Others	4%	2%
Total	100%	100%
Net sales in 2005 increased 63% compared to 2004, which primarily reflects strong sales growth in our seamless pipes business and a good year for our welded pipes business, but sales of energy and other products also increased. Net sales in 2006 are expected to show further growth led by higher net sales of seamless pipes, partially offset by lower sales of welded pipes.
Net sales of seamless pipes rose by 57%, reflecting strong market demand for our products, particularly for high-end products used in demanding applications. Average selling prices for seamless pipes increased by 44% to USD 1,785 per ton in 2005 from USD 1,237 per ton in 2004.
Net sales of welded pipes, which included USD 60 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2005 and USD 68 million of such sales in 2004, increased 143% reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices.
Net sales of electricity and natural gas to third parties by Dalmine Energie increased by 26% reflecting higher prices for electricity and natural gas and higher sales of natural gas.
Net sales of other goods and services increased 149% due to sales of pre-reduced hot briquetted iron, or HBI, from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.
Cost of sales

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:
(percentage of net sales)

Cost of sales	2005	2004
Seamless pipes	53%	63%
Welded pipes	66%	72%
Energy	98%	95%
Others	63%	56%
Total	59%	67%
The decrease in cost of sales, expressed as a percentage of net sales, resulted primarily from an improvement of gross margin recorded on the sale of seamless pipe products.
Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 53% in 2005 compared to 63% in 2004 as higher average selling prices offset increased raw material, energy and labor costs and we sold higher volumes of higher margin, high-end products.
Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 66% in 2005, compared to 72% in 2004, as higher average selling prices and volume-related efficiencies offset increased raw material prices.
Cost of sales for energy products, expressed as a percentage of net sales, increased to 98% from 95%. The gross margin on our sales of energy products declined during 2005 but is expected to recover partially in 2006.
Cost of sales for other products, expressed as a percentage of net sales, increased primarily due to a first full year of sales of HBI with margins lower than margins on the sale of sucker rods, which represented a larger proportion of sales of other products in 2004.
Selling, general and administrative expenses, or SG&A
SG&A declined as a percentage of net sales to 12.5% in 2005 compared to 16.3% in 2004 but rose in absolute terms to USD 842.6 million compared to USD 672.4 million. SG&A rose in absolute terms due to higher labor costs, higher export and financial transaction taxes and higher commission, freight and other selling expenses. These increases were related primarily to higher activity in terms of net sales and higher salary costs.
Other operating income and expenses
We recorded a loss of USD 2.4 million in 2005, compared to a gain of USD 126.8 million in 2004. The result in 2004 included a gain of USD 123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, was required to compensate us for losses incurred in respect of a litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd.
Financial income (expenses), net
Net financial expenses totalled USD 109.7 million in 2005, compared to net financial income of USD 5.8 million in 2004. Net interest expenses decreased to USD 29.2 million compared to USD 32.7 million, as the decrease in the net debt position offset the impact of increases in interest rates. Tenaris recorded a loss of USD 86.6 million on net foreign exchange transactions and changes in the fair value of derivative instruments in 2005, compared to a gain of USD 33.1 million in 2004. These gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
Equity in earnings of associated companies
Equity in earnings of associated companies generated a gain of USD 117.4 million in 2005, compared to a gain of USD 206.0 million in 2004. These gains were derived mainly from our equity investment in Sidor which was exchanged for an equity investment in Ternium in September 2005. The gain of USD 206.0 million recorded in 2004 included non-recurring gains of USD 135.0 million in respect of the conversion of a subordinated loan into equity and the reversal of an impairment provision.
Income tax charges
Income tax charges of USD 568.8 million were recorded during 2005, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of USD 220.4 million, equivalent to 27% of income before equity in earnings of associated companies and income tax, during 2004.

Income tax charges in 2004, expressed as a percentage of income before equity in earnings of associated companies and income tax, were positively impacted by receipt of other operating income which was not subject to income tax. Excluding such non-recurring untaxed income, income tax charges in 2004 would have been equivalent to 32% of income before equity in earnings of associated companies and income tax.
Net income
Net income rose to USD 1,387.3 million in 2005 compared to USD 805.0 million in 2004. Net income in 2004 included a one-time gain of USD 123.0 million in respect of the Fintecna arbitration award and nonrecurring income of USD 135.0 million in respect of our equity investment in Sidor. Excluding these gains from the 2004 results, net income rose 154% reflecting increased operating income.
Income attributable to equity holders of the Company
Income attributable to equity holders of the Company rose to USD 1,277.5 million in 2005, compared to USD 784.7 million in 2004 reflecting the improvement in net income partially offset by the increase in income attributable to minority interest.
Income attributable to minority interest
Income attributable to minority interest rose to USD 109.8 million in 2005, compared to USD 20.3 million in 2004 reflecting an improvement in operating and financial results at Confab, our Brazilian welded pipe manufacturing subsidiary in which minority interests hold 61% of the total shares and NKKTubes, our Japanese seamless pipe manufacturing subsidiary in which minority interests hold 49% of the shares.
Liquidity and capital resources
Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2005, cash flows from operations provided the principal source of funding but we also rolled over some of our short-term borrowing and substituted some short-term borrowing with loans of longer maturity.
We believe that funds from operations, availability of liquid financial assets and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.
We have a conservative approach to the management of our liquidity, which consists of cash and cash equivalents, which include highly liquid short-term investments. We primarily used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.
We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers.
We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in US dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2005 US dollar denominated liquid assets represented 83% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.5% of total assets compared to 5.5% at the end of 2004. For further information on our liquidity, please see Note 19 to the consolidated financial statements included elsewhere in this annual report.
Historical cash flows
The following table shows our summary cash flows for the last three years:

	For the year ended December 31,
Thousands of U.S. dollars	2005	2004	2003
Net cash provided by operating activities	1,295,323	98,288	275,636
Net cash used in investing activities	(292,791)	(199,896)	(252,245)
Net cash provided by (used in) financing activities	(604,129)	165,010	(83,182)

Increase (decrease) in cash and cash equivalents	398,403	63,402	(59,791)
Effect of exchange rate changes	(11,636)	343	3,089
Cash and cash equivalents at the beginning of period	293,824	247,834	304,536

Cash and cash equivalents at the end of period	680,591	311,579	247,834

Operating activities
Net cash provided by operations during 2005 increased significantly to USD 1,295.3 million compared to USD 98.3 million in 2004 reflecting the strong increase in operating income to USD 1,948.4 million in 2005 from USD 813.5 million in 2004 and a smaller increase in working capital which increased by USD 433.9 million in 2005 compared to USD 621.2 million in 2004.
The working capital increase was comprised mainly of:
▪	an increase in inventories of USD 101.1 million, reflecting primarily an increase in business activity and an increase in the cost of goods in process;

▪	a net increase in trade receivables of USD 387.2 million, reflecting higher quarterly net sales, partially offset by an increase in trade payables of USD 32.6 million.
Additionally, the net sum of USD 66.6 million was received in respect of the Fintecna arbitration award net of the third and final installment paid towards the consortium led by BHP Billiton Petroleum Ltd. in respect of the litigation settlement, compared to a net sum of USD 113.8 million paid in 2004.
Investing activities
Net cash used in investing activities in 2005 was USD 292.8 million, compared to USD 213.4 million in 2004. The main differences were as follows:
▪	Capital expenditure increased to USD 284.5 million in 2005 compared to USD 183.3 million in 2004 due primarily to investment in the construction of a power generation plant in Italy and the start towards the end of the year of an investment program to increase capacity to produce high-end products. Capital expenditure is expected to show a further significant increase in 2006 as the construction of the power plant and the investment program advance.

▪	We spent USD 48.3 million in acquisitions in 2005, including the acquisition of a controlling interest in S.C. Donasid S.A., a Romanian steel producer for USD 47.9 million, compared to USD 97.6 million in 2004.

▪	We received distributions of USD 59.1 million on our indirect investments in Sidor in 2005, out of which proceeds we extended convertible loans to Ternium which amounted to USD 40.4 million including accrued interest at December 31, 2005, compared to USD 48.6 million in 2004. On February 1, 2006, pursuant to Ternium’s IPO these convertible loans were converted into a 20,252,338 shares of Ternium.
Financing activities
Net cash used in financing activities, including dividends paid and proceeds and repayments of borrowings, was USD 604.1 million in 2005, compared to net cash provided by financing activities in 2004 of USD 170.6 million. We decreased borrowings by USD 240.4 million in 2005 compared to an increase of USD 305.6 million in 2004 and we increased dividends paid to USD 349.4 million in 2005 from USD 135.1 million in 2004. Dividends paid in 2005 included USD 149.9 million distributed as an interim dividend with respect to the annual dividend to be approved by the shareholders’ meeting in respect of the 2005 fiscal year.
Principal sources of funding
▪	Financial liabilities
Total financial debt decreased by USD 249.0 million to USD 1,010.3 million from USD 1,259.3 million at December 31, 2004.
Our financial liabilities consist of bank loans, overdrafts, and financial leases. These facilities are mainly denominated in US dollars and Euros. As of December 31, 2005 US dollar-denominated financial liabilities and Eurodenominated financial liabilities represented 68% and 21%, respectively, of total financial liabilities; in addition, a substantial proportion of our financial liabilities denominated in other currencies are swapped to the US dollar. For further information about our financial liabilities, please see Note 20 to our consolidated financial statements.
The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments.

	2005	2004
Bank borrowings	5.14%	3.89%
Debentures and other loans	4.51%	3.48%
Finance lease liabilities	3.14%	2.99%
The maturity of our financial liabilities is as follows:

	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2005	or less	years	years	Years	years	Years	Total

Financial leases	1,502	1,184	970	739	678	1,854	6,927
Other borrowings	330,678	155,337	207,708	159,343	87,843	62,456	1,003,365

Total borrowings	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

Tenaris’s current debt to total debt ratio decreased from 0.67 as of December 31, 2004 to 0.33 as of December 31 2005 due to the substitution of short-term debt through the issuance of USD 497 million in syndicated loans.
▪	Principal borrowings
Significant borrowings include:
▪	USD 300.0 million syndicated loan issued by Tamsa in March, 2005, maturing in March, 2010.

▪	USD 125.0 million syndicated loan issued by Siderca in April, 2005, maturing in April, 2008.

▪	USD 144.0 million syndicated loan granted to Dalmine in June 2005, of which USD 72.0 million had been disbursed as of December 31, 2005.
The main financial covenants related to these loan agreements are commitments not to incur in additional indebtedness above agreed limits or pledges of certain assets, and compliance with certain financial ratios as calculated on each company’s financial statements.
Additionally, Tenaris’s total borrowings include USD 204.8 million secured by certain properties of Dalmine and Confab.
As of December 31, 2005, Tenaris was in compliance with all of its financial covenants. Management believes that current debt covenants allow the Company a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive costs.

Price Waterhouse & Co. S.R.L.
Bouchard 557, piso 7º
C1106ABG - Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Tenaris S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 32 and 33 to the consolidated financial statements.
Buenos Aires, Argentina
March 1, 2006 except as to Notes 32 and 33
which is as of April 7, 2006

Price Waterhouse & Co. S.R.L.

by

Daniel A. López Lado
(Partner)

Consolidated income statements
TENARIS S.A.
Consolidated financial statements
for the years ended December 31,
2005, 2004 and 2003.

		Year ended December 31,
(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	2005	2004	2003
Net sales	1	6,736,197	4,136,063	3,179,652
Cost of sales	2	(3,942,758)	(2,776,936)	(2,207,827)

Gross profit		2,793,439	1,359,127	971,825
Selling, general and administrative expense	3	(842,574)	(672,449)	(566,835)
Other operating income	5 (i)	11,986	152,591	8,859
Other operating expense	5 (ii)	(14,405)	(25,751)	(125,659)

Operating income		1,948,446	813,518	288,190
Financial income (expense), net	6	(109,738)	5,802	(29,420)

Income before equity in earnings of associated companies and income tax		1,838,708	819,320	258,770
Equity in earnings of associated companies	7	117,377	206,037	27,585

Income before income tax		1,956,085	1,025,357	286,355
Income tax	8	(568,753)	(220,376)	(63,918)

Income for the year (1)		1,387,332	804,981	222,437

Income for the year attributable to (1):
Equity holders of the Company		1,277,547	784,703	210,308
Minority interest		109,785	20,278	12,129

		1,387,332	804,981	222,437

Earnings per share attributable to equity holders of the Company (1)
Weighted average number of ordinary shares outstanding (in thousands)	9	1,180,537	1,180,507	1,167,230
Earnings per share (U.S. dollars per share)	9	1.08	0.66	0.18
Earnings per ADS (U.S. dollars per ADS)	9	10.82	6.65	1.80

(1)	Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards (“IFRS”) in effect. For years beginning on or after January 1, 2005, International Accounting Standards (“IAS”) 1 (revised) requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company. See Section IV (a).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

		At December 31,		At December 31,
(all amounts in thousands of U.S. dollars)		2005		2004
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,230,038		2,164,601
Intangible assets, net	11	159,099		49,211
Investments in associated companies	12	257,234		99,451
Other investments	13	25,647		24,395
Deferred tax assets	21	194,874		161,173
Receivables	14	65,852	2,932,744	151,365	2,650,196

Current assets
Inventories	15	1,376,113		1,269,470
Receivables and prepayments	16	143,282		279,450
Current tax assets	17	102,455		94,996
Trade receivables	18	1,324,171		936,931
Other investments	19 (i)	119,907		119,666
Cash and cash equivalents	19 (ii)	707,356	3,773,284	311,579	3,012,092

Total assets			6,706,028		5,662,288

EQUITY AND LIABILITIES (Section IV. (a))
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Other distributable reserve		—		82
Currency translation adjustments		(59,743)		(30,020)
Other reserves		2,718		—
Retained earnings		1,656,503	3,507,802	617,538	2,495,924

Minority interest			268,071		165,271

Total equity			3,775,873		2,661,195

LIABILITIES
Non-current liabilities
Borrowings	20	678,112		420,751
Deferred tax liabilities	21	353,395		371,975
Other liabilities	22 (i)	154,378		172,442
Provisions	23 (ii)	43,964		31,776
Trade payables		1,205	1,231,054	4,303	1,001,247

Current liabilities
Borrowings	20	332,180		838,591
Current tax liabilities		452,534		222,735
Other liabilities	22 (ii)	138,875		194,945
Provisions	24 (ii)	36,945		42,636
Customer advances		113,243		108,847
Trade payables		625,324	1,699,101	592,092	1,999,846

Total liabilities			2,930,155		3,001,093

Total equity and liabilities			6,706,028		5,662,288

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Changes In Equity
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company							Minority
				Other	Currency			Interest
	Share	Legal	Share	Distributable	translation	Other	Retained	(see Section
	Capital	Reserves	Premium	Reserve (*)	adjustment	Reserves	Earnings (*)	IV. (a))	Total
Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Section IV.)	—	—	—	—	—	—	110,775	—	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	728,313	165,271	2,771,970

Currency translation differences	—	—	—	—	(29,723)	—	—	7,180	(22,543)
Increase in equity reserves in Ternium (see Note 28)						2,718			2,718
Acquisition of minority interest	—	—	—	—	—	—	—	153	153
Dividends paid in cash	—	—	—	(82)	—	—	(349,357)	(14,318)	(363,757)
Income for the year	—	—	—	—	—	—	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	—	(59,743)	2,718	1,656,503	268,071	3,775,873

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26 (v).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement Of Changes In Equity (Cont’d.)
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
				Other	Currency
	Share	Legal		Distributable	translation	Retained	Minority Interest
	Capital	Reserves	Share Premium	Reserve	adjustments	Earnings	(see Section IV. (a))	Total
Balance at January 1, 2004	1,180,288	118,029	609,269	96,555	(34,194)	(128,667)	119,984	1,961,264

Currency translation differences	—	—	—	—	4,174	—	9,478	13,652
Capital Increase and acquisition of minority interest	249	25	464	82	—	—	20,457	21,277
Dividends paid in cash	—	—	—	(96,555)	—	(38,498)	(4,926)	(139,979)
Income for the year	—	—	—	—	—	784,703	20,278	804,981

Balance at December 31, 2004	1,180,537	118,054	609,733	82	(30,020)	617,538	165,271	2,661,195

	Attributable to equity holders of the Company
				Other	Currency
	Share	Legal		Distributable	translation	Retained	Minority Interest
	Capital	Reserves	Share Premium	Reserve	adjustments	Earnings	(see Section IV. (a))	Total
Balance at January 1, 2003	1,160,701	116,070	587,493	206,744	(34,503)	(342,451)	186,783	1,880,837

Currency translation differences	—	—	—	—	309	—	16,738	17,047
Capital Increase, exchange transaction and acquisition of minority interest	19,587	1,959	21,776	4,813	—	3,476	(81,602)	(29,991)
Dividends paid	—	—	—	(115,002)	—	—	(14,064)	(129,066)
Income for the year	—	—	—	—	—	210,308	12,129	222,437

Balance at December 31, 2003	1,180,288	118,029	609,269	96,555	(34,194)	(128,667)	119,984	1,961,264

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

		Year ended December 31,
(all amounts in thousands of U.S. dollars)		2005	2004	2003

Cash flows from operating activities
Income for the year		1,387,332	804,981	222,437
Adjustments for:
Depreciation and amortization	10 & 11	214,227	208,119	199,799
Income tax accruals less payments	30 (ii)	149,487	44,659	(138,570)
Equity in earnings of associated companies	7	(117,377)	(206,037)	(27,585)
Interest accruals less payments, net	30 (iii)	1,919	16,973	(3,032)
Power plant impairment	26 (iv)(d)	—	11,705	—
Changes in provisions	23 & 24	6,497	11,455	(13)
Result from disposition of investments in associated companies		—	—	(1,018)
Proceeds from Fintecna arbitration award net of BHP settlement	26 (i)	66,594	(126,126)	114,182
Changes in working capital (1)	30 (i)	(433,939)	(621,187)	(107,156)
Other, including currency translation adjustment		20,583	(46,254)	16,592

Net cash provided by operating activities		1,295,323	98,288	275,636

Cash flows from investing activities
Capital expenditures	10 & 11	(284,474)	(183,312)	(162,624)
Acquisitions of subsidiaries	28 (a)	(48,292)	(97,595)	(65,283)
Convertible loan to associated companies	28 (d)	(40,358)	—	(31,128)
Proceeds from disposal of property, plant and equipment and intangible assets		9,995	12,054	5,965
Proceeds from sales of investments in associated companies		—	—	1,124
Dividends and distributions received from associated companies	12	59,127	48,598	—
Changes in restricted bank deposits		11,452	(13,500)	—
Investments in short term securities		(119,907)	—	—
Reimbursement from trust funds		119,666	20,359	—
Acquisitions of minority interest		—	—	(299)

Net cash used in investing activities		(292,791)	(213,396)	(252,245)

Cash flows from financing activities
Dividends paid		(349,439)	(135,053)	(115,002)
Dividends paid to minority interest in subsidiaries		(14,318)	(31)	(14,064)
Proceeds from borrowings		1,222,861	632,095	552,446
Repayments of borrowings		(1,463,233)	(326,453)	(506,717)

Net cash (used in) provided by financing activities		(604,129)	170,558	(83,337)

Increase (decrease) in cash and cash equivalents		398,403	55,450	(59,946)

Movement in cash and cash equivalents
At beginning of the year		293,824	238,030	294,887
Effect of exchange rate changes		(11,636)	344	3,089
Increase in cash and cash equivalents		398,403	55,450	(59,946)

At December 31,		680,591	293,824	238,030

Non-cash financing activities:
Fair value adjustment of minority interest acquired		—	—	(925)
Common stock issued in acquisition of minority interest		—	820	51,611
Conversion of debt to equity in subsidiaries		—	13,072	—

(1) In 2004, includes USD55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim
The accompanying notes are an integral part of these consolidated financial statements.

Index To The Notes To The Consolidated Financial Statements

I.	GENERAL INFORMATION

II.	ACCOUNTING POLICIES (“AP”)

A	Basis of presentation
B	Group accounting
C	Segment information
D	Foreign currency translation
E	Property, plant and equipment
F	Impairment of non financial assets
G	Intangible assets
H	Other investments
I	Inventories
J	Trade receivables
K	Cash and cash equivalents
L	Shareholders’ Equity
M	Borrowings
N	Income taxes — Current and Deferred
O	Employee — related liabilities
P	Employees’ statutory profit sharing
Q	Provisions and other liabilities
R	Revenue recognition
S	Cost of sales and sales expenses
T	Earnings per share
U	Derivative financial instruments

III.	FINANCIAL RISK MANAGEMENT

IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)
5	Other operating items
6	Financial income (expenses), net
7	Equity in earnings of associated companies
8	Income tax
9	Earnings and dividends per share
10	Property, plant and equipment, net
11	Intangible assets, net
12	Investments in associated companies
13	Other investments non current
14	Receivables non current
15	Inventories
16	Receivables and prepayments
17	Current tax assets
18	Trade receivables
19	Cash and cash equivalents, and Other investments
20	Borrowings
21	Deferred income tax
22	Other liabilities
23	Non-current allowances and provisions
24	Current allowances and provisions
25	Derivative financial instruments
26	Contingencies, commitments and restrictions on the distribution of profits
27	Ordinary shares and share premium
28	Business and other acquisitions
29	Related party transactions
30	Cash flow disclosures
31	Principal subsidiaries

I. General information
Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation (société anonyme holding), was incorporated on December 17, 2001, as a holding company for investments in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of the Company’s investment holdings is included in Note 31.
Tenaris shares are listed on the New York, Buenos Aires, Milan and Mexico City Stock Exchanges.
These consolidated financial statements were approved for issue by the Tenaris board of directors on March 1, 2006.
II. Accounting policies
A. Basis of presentation
The consolidated financial statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements are presented in thousands of US dollars (“USD”).
At December 31, 2005, 2004 and 2003, the financial statements of Tenaris and its subsidiaries have been consolidated.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.
The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.
B. Group accounting
1. Subsidiary companies
Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity’s financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.
The Company has applied IFRS 3 for all business combinations after March 31, 2004.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expenses), net.
See Note 31 for the list of the consolidated subsidiaries.
2. Associated companies
Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s pro rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of changes in equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for under the equity method, as Tenaris has significant influence as defined in IAS 28, “Investments in Associates”. At December 31, 2005, Tenaris held 15.0% of Ternium’s common stock. The Company’s investment in Ternium is carried at historical cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at USD 229.7 million, the carrying value of the investments exchanged. This value is USD 22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering of its shares on February 1, 2006, listing its shares on the New York Stock Exchange.
See Note 12 for a list of principal associated companies.
C. Segment information
The Company is organized around four major business segments: Seamless, Welded and other metallic products, Energy and Others. A business segment is a group of assets and operations that are subject to risks and returns that are different from those of other business segments.
The secondary reporting format is based on geographical segments. For geographical purposes, Tenaris groups its operations into five segments: South America, Europe, North America, Middle East and Africa, and Far East and Oceania. Allocation of net sales is based on the geographic location of the Company’s customers, while allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.
D. Foreign currency translation
1. Functional currency
IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.
The functional currency of Tenaris S.A. is the US dollar. The US dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company’s global operations. Generally, the functional currency of Tenaris’s subsidiaries is the respective local currency. The Company’s Argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the US dollar, based on the following considerations:
▪	Sales are mainly negotiated, denominated and settled in US dollars. If priced in a currency other than the US dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the US dollar;

▪	Prices of critical raw materials and inputs are priced and settled in US dollars;

▪	The exchange rate of the currency of Argentina has longbeen affected by recurring and severe economic crises;

▪	Net financial assets and liabilities are mainly received and maintained in US dollars.
In addition to Siderca, the Company’s commercial network subsidiaries and intermediate holding subsidiaries also use the US dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.
2. Translation of financial information in currencies other than the functional currency
Results of operations for subsidiaries whose functional currencies are not the US dollar are translated into US dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-ofyear exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.
3. Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial income (expenses), net in the income statement.
E. Property, plant and equipment
Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.
Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.
Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized a part of the cost of the asset, in accordance with IAS 23, “Borrowing Costs”. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use.
Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years
The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.
Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and the Company’s ability to adapt technological innovation to the existing asset base. As a result, management considers estimation of asset lives as a critical accounting estimate. Management’s reestimation of asset useful lives did not materially affect depreciation expenses for 2005.
Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the income statement.
F. Impairment of non-financial assets
Events and circumstances may potentially affect the recoverability of the carrying value of tangible and intangible assets, including investments in associated and other companies. The carrying value of other nonfinancial assets is evaluated whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Assets other than goodwill that have been impaired are reviewed for possible reversal of the impairment at each reporting date.
Goodwill is tested for impairment on an annual basis. Assessment of the recoverability of the carrying value of goodwill and other non-financial assets require a significant judgment. The Company evaluates goodwill allocated to the operating units for impairment on an annual basis in accordance with IAS 36, “Impairment of Assets”. See AP G.
Although management believes its estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and other non-financial assets may be different from amounts currently recorded and materially affect asset values and results of operations.
G. Intangible assets
1. Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of the Company’s share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by the Company during the three years covered by these financial statements. Goodwill is included in Intangible assets, net on the balance sheet.
Gains and losses on the disposal of a business include the carrying amount of any goodwill related to the business being sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units expected to benefit from the business combination which generated the goodwill being tested.
Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.
2. Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding beyond one year.
Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.
3. Licenses and patents
Expenditures on purchased patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives.
4. Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as Cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2005, 2004 and 2003 totaled USD 34.7, USD 26.3 and USD 21.9 million, respectively.
H. Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.
IAS 39 (revised), “Financial Instruments: Recognition and Measurement” (“IAS 39”), with effect as of January 1, 2005, requires that financial investments be classified depending on the intent for the investment. IAS 39 (revised) specifies four categories: financial assets held at “fair value through profit or loss”, “held-to-maturity investments”, “loans and receivables” and “available-for-sale”. Investments that do not fulfill the specific requirements of IAS 39 for financial assets at “fair value through profit or loss”, “held-to-maturity investments” or “loans and receivables” categories are included in the residual “available-for-sale” category. All of Tenaris’s Other investments are classified as financial assets “at fair value through profit or loss”. As explained in Section IV, the Company applied the transition provisions of IAS 39 and designated as “financial assets carried at fair value through profit or loss” the investments that were previously recognized as “available-for-sale”.
Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. Subsequent to their acquisition, the change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial income (expenses), net in the income statement.
Income from financial investments is recognized in Financial income (expenses), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates fair value by using standard valuation techniques.
I. Inventories
Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the sales price in the ordinary course of business, less any costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.
For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slowmoving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.
J. Trade receivables
Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.
K. Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid shortterm securities with a maturity of less than 90 days at date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.
For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and shortterm highly liquid investments and overdrafts.
On the balance sheet, bank overdrafts are included in Borrowings in current liabilities.
L. Shareholders’ equity
1. Basis of presentation
▪	The consolidated statement of changes in equity includes: The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg law;

▪	The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS.
2. Share capital
Ordinary shares are classified as equity.
3. Dividends paid by Tenaris to shareholders
Dividends payable are recorded in Tenaris’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the board of directors in accordance with the by-laws of the Company.
Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26 (V).
M. Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost. Any difference between net proceeds and redemption value is recognized as interest expense within Financial income (expenses), net in the income statement over the expected tenor of the borrowings.
N. Income taxes – Current and deferred
Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “Holding Billionaire Company”.
The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions when appropriate.
Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantially enacted by the balance sheet date.
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.
O. Employee-related liabilities
a. Employee severance indemnity
Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.
This provision is primarily related to the liability accrued for employees at Tenaris’s Italian and Mexican subsidiaries.
b. Defined benefit pension obligations

Certain officers of the Company are covered by defined benefit employee retirement plans designed to provide postretirement, termination and other benefits.
Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors. Actuarial gains and losses are recognized over the average remaining service lives of employees.
Benefits provided under the Company’s main plan are provided in US dollars, and are calculated based on sevenyear salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from the Company’s other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.
Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.
c. Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.
P. Employee statutory profit sharing
Under Mexican law, the Company’s Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.
Q. Provisions and other liabilities
Provisions are accrued to reflect estimates of expenses incurred based on best available information. Estimates are based on information available as of the date of preparation of the financial statements. If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.
Contingencies
Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. The Company’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Company’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.
III. Financial risk management
R. Revenue recognition
The Company’s products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable and the arrangement does not include right of return or other similar provisions or other significant post-delivery obligations. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a customer’s storage facility located at one of the Company’s subsidiaries.
Other revenues earned by Tenaris are recognized on the following bases:
▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’s right to collect is established.
S. Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.
Shipping and handling costs related to customer sales are recorded in Selling, general and administrative expenses in the income statement.
T. Earnings per share
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.
U. Derivative financial instruments
Accounting for derivative financial instruments and hedging activities is included within the Section III, “Financial risk management”, below.
The multinational nature of Tenaris’s operations and customer base expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Company’s financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.
A. Financial risk factors
I. Foreign exchange rate risk management
Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of the Company’s foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.
Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the US dollar, the results of hedging activities as reported under IFRS may not reflect management’s assessment of its foreign exchange risk hedging program.
II. Interest rate risk management
The Company’s financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Dalmine and Tamsa have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.
III. Concentration of credit risk
The Company’s single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to approximately 8% in 2005.
The Company’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow the Company to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.
Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.
IV. Liquidity risk
Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. The Company also has committed credit facilities that adequately backup its ability to close out market positions if needed.
B. Fair value estimation
For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered.
Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rates. As a result, the fair value of the Company’s borrowings approximates its current amounts and is not disclosed separately.
C. Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. The Company recognizes the full amount related to the change in fair value of derivative financial instruments in Financial income (expenses), net in the current year.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.
IV. Impact of new accounting pronouncements
Interpretations and amendments to published standards effective in 2005 IASB project to improve International Financial Reporting Standards
In December 2003, as a part of the project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including: IAS 1, “Presentation of Financial Statements”; IAS 16, “Property, Plant and Equipment”; IAS 39 (Amendment), “Transition and initial recognition of financial assets and financial liabilities”; and, IFRS 3, “Business Combinations”. The revised standards apply to annual periods beginning on or after January 1, 2005. Adoption of new or revised standards has been made in accordance with the respective transition provisions.
The main impacts to the Company’s consolidated financial statements are:
a. Presentation of minority interest IAS 1 (revised) requires disclosure on the face of the income statement of an entity’s income or loss for the year and the allocation of that amount between “income or loss attributable to minority interest” and “income or loss attributable to equity holders of the Company”. Earnings per share continue to be calculated on the basis of net income attributable solely to the equity holders of the entity. Also, for periods beginning on or after January 1, 2005, minority interest is included within equity in the consolidated balance sheet and is no longer shown as a separate category in the Liabilities section of the balance sheet. This change resulted in an increase of USD 165.3 million in the Company’s reported equity at January 1, 2005.
b. Reestimation of plant and equipment useful lives International Accounting Standard No. 16, “Property, Plant and Equipment”, requires for periods beginning on or after January 1, 2005, that the residual value and the useful life of fixed assets be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, for the change to be treated as a change in an accounting estimate. The impact of the reestimation of useful lives for the Company’s plant and equipment for the year ended December 31, 2005 was not material.
c. IAS 39 (revised), “Financial Instruments”: recognition and measurement
In accordance with the transition provisions of IAS 39 (revised), the Company designated certain investments in financial instruments previously recognized as “available for sale” as “financial assets carried at fair value through profit or loss”. Accordingly, the Company changed the classification of these financial investments using the new designation in its financial statements. Financial investments are included in current assets unless management intends to dispose the investment more than 12 months from the balance sheet date.
d. IFRS 3, “Business Combinations”: goodwill and negative goodwill
During 2004 International Financial Reporting Standard (IFRS) 3, “Business Combinations” was issued, which was applied by the Company for all business combinations that occurred after March 31, 2004.
As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, the Company ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the years ended December 31, 2004 and 2003 amounted to USD 9.4 million and USD 8.9 million respectively.
Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, “Intangible Assets”, and IAS 36, “Impairment of Assets”, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of USD 110.8 million in the beginning balance of the Company’s equity at January 1, 2005. Amortization of negative goodwill in income amounted to USD 9.0 million and USD 8.9 million in the years ended December 31, 2004 and 2003, respectively.
Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to the Company.
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006, or later periods but which the Company has not early adopted as follows:

IAS 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures” (Amendment)
On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures” (Amendment) (“IAS 19”). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expenses. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures in the financial statements. Tenaris will apply this amendment from annual periods beginning January 1, 2006.
IAS 21, “The Effects of Changes in Foreign Exchange Rates — Net Investment in Foreign Operations”
In December 2005, the IASB issued an amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates – Net Investment in Foreign Operations”. The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21, “Net Investment in a Foreign Operation” published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. The Company’s management has not yet assessed the impact of this standard on its financial statements.
IFRS 7, “Financial Instruments: Disclosure”, and a complementary amendment to IAS 1, “Presentation of financial statements – Capital disclosure”
IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. The Company will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.
Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to the Company.

V. Other notes to the consolidated financial statements
(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)
1 Segment information
Primary reporting format: business segments

		Welded and
		other metallic
	Seamless	products	Energy	Others	Unallocated	Total

Year ended December 31, 2005

Net sales	5,123,975	845,089	526,406	240,727	—	6,736,197
Cost of sales	(2,720,858)	(556,142)	(513,401)	(152,357)	—	(3,942,758)

Gross profit	2,403,117	288,947	13,005	88,370	—	2,793,439

Segment assets	4,747,808	525,199	147,019	1,032,206	253,796	6,706,028
Segment liabilities	2,410,540	217,183	124,290	178,142	—	2,930,155

Capital expenditures	252,974	25,101	1,379	5,020	—	284,474
Acquisition of property, plant and equipment and intangible assets due to business combination	67,980	—	—	—	—	67,980
Depreciation and amortization	182,617	15,545	2,514	13,551	—	214,227

Year ended December 31, 2004

Net sales	3,273,267	348,137	417,870	96,789	—	4,136,063
Cost of sales	(2,075,164)	(249,471)	(398,462)	(53,839)	—	(2,776,936)

Gross profit	1,198,103	98,666	19,408	42,950	—	1,359,127

Segment assets	4,322,982	510,669	121,846	610,162	96,629	5,662,288
Segment liabilities	2,430,935	313,600	122,046	134,512	—	3,001,093

Capital expenditures	149,326	23,276	1,438	9,272	—	183,312

Acquisition of property, plant and equipment and intangible assets due to business combination	73,846	—	—	117,251	—	191,097
Depreciation and amortization	185,118	12,665	3,554	6,782	—	208,119

Year ended December 31, 2003

Net sales	2,388,177	350,745	333,207	107,523	—	3,179,652
Cost of sales	(1,531,995)	(274,643)	(316,566)	(84,623)	—	(2,207,827)

Gross profit	856,182	76,102	16,641	22,900	—	971,825

Segment assets	3,534,575	408,498	105,629	217,846	43,000	4,309,548
Segment liabilities	1,959,274	252,993	91,982	44,035	—	2,348,284

Capital expenditures	129,405	24,245	5,380	3,594	—	162,624
Acquisition of property, plant and equipment and intangible assets due to business combination	28,535	—	—	2,229	—	30,764
Depreciation and amortization	180,855	10,896	3,706	4,342	—	199,799
Tenaris’ main business segment is seamless pipes.
The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD 107,393 in 2005, USD 86,721 in 2004 and USD 62,755 in 2003. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for USD 41,163, USD 36,765 and USD 37,647 in 2005, 2004 and 2003, respectively.

Secondary reporting format: geographical segments

					Far East
	South		North	Middle East	and
	America	Europe	America	and Africa	Oceania	Unallocated	Total

Year ended December 31, 2005

Net sales	1,823,735	1,570,207	1,708,126	959,020	675,109	—	6,736,197
Total assets	2,092,857	1,502,634	2,213,075	289,363	354,303	253,796	6,706,028
Trade receivables	358,859	265,378	310,153	255,379	134,402	—	1,324,171
Property, plant and equipment, net	740,391	648,892	787,937	3,583	49,235	—	2,230,038
Capital expenditures	109,180	104,665	64,274	1,498	4,857	—	284,474
Acquisition of property, plant and equipment and intangible assets due to business combination	—	67,980	—	—	—	—	67,980
Depreciation and amortization	87,430	71,122	49,038	404	6,233	—	214,227

Year ended December 31, 2004

Net sales	824,800	1,236,795	1,140,326	524,874	409,268	—	4,136,063
Total assets	1,773,958	1,808,557	1,596,464	109,266	277,414	96,629	5,662,288
Trade receivables	143,731	346,628	295,896	81,369	69,307	—	936,931
Property, plant and equipment, net	728,468	635,939	737,507	4,645	58,042	—	2,164,601
Capital expenditures	83,003	29,694	64,845	2,257	3,513	—	183,312
Acquisition of property, plant and equipment and intangible assets due to business combination	121,145	69,952	—	—	—	—	191,097
Depreciation and amortization	89,934	68,432	41,986	35	7,732	—	208,119

Year ended December 31, 2003

Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,464,835	1,193,960	1,310,471	90,699	206,583	43,000	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment, net	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditures	63,636	47,965	42,988	358	7,677	—	162,624
Acquisition of property, plant and equipment and intangible assets due to business combination	25,583	2,978	2,203			—	30,764
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799
The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment comprises principally Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

2 Cost of sales

	Year ended December 31,
	2005	2004	2003
Inventories at the beginning of the year	1,269,470	831,879	680,113

Plus: Charges of the year

Raw materials, energy, consumables and other movements	2,960,080	2,269,351	1,515,990
Services and fees	324,799	259,025	272,313
Labor cost	420,714	369,681	286,748
Depreciation of property, plant and equipment	182,696	174,880	171,896
Amortization of intangible assets	5,025	12,748	6,763
Maintenance expenses	99,171	82,323	54,335
Provisions for contingencies	200	994	3,802
Allowance for obsolescence	20,303	23,167	6,011
Taxes	3,170	3,088	4,273
Others	33,243	19,270	37,462

	4,049,401	3,214,527	2,359,593

Less: Inventories at the end of the year	(1,376,113)	(1,269,470)	(831,879)

	3,942,758	2,776,936	2,207,827

3 Selling, general and administrative expense

	Year ended December 31,
	2005	2004	2003
Services and fees	122,953	121,269	129,237
Labor cost	214,216	157,114	134,769
Depreciation of property, plant and equipment	10,319	10,218	8,477
Amortization of intangible assets	16,187	10,273	12,663
Commissions, freights and other selling expenses	298,101	250,085	189,353
Provisions for contingencies	14,855	12,142	2,005
Allowances for doubtful accounts	7,069	7,187	5,704
Taxes	93,782	59,256	45,337
Others	65,092	44,905	39,290

	842,574	672,449	566,835

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2005	2004	2003
Wages, salaries and social security costs	622,523	509,572	410,458
Employees’ severance indemnity (Note 22 (i)(a))	10,617	12,907	9,988
Pension benefits - defined benefit plans (Note 22 (i)(b))	1,790	4,316	1,071

	634,930	526,795	421,517

At the year-end, the number of employees was 17,693 in 2005, 16,447 in 2004 and 14,391 in 2003.

5 Other operating items

	Year ended December 31,
	2005	2004	2003
(i) Other operating income

Reimbursement from insurance companies and other third parties	1,966	3,165	1,544
Net income from other sales	5,767	16,063	4,075
Net income from disposition of investments in associated companies	—	—	1,018
Net rents	2,501	1,362	2,222
Fintecna arbitration award, net of legal expenses, related to BHP proceedings (Note 26 (i))	1,752	123,000	—
Power plant — reimbursement from supplier (Note 26 (iv)(d))	—	9,001	—

	11,986	152,591	8,859

(ii) Other operating expense

Provision for BHP proceedings	—	—	114,182
Provisions for legal claims and contingencies	8,694	—	—
Loss on disposal of fixed assets and material supplies	2,146	—	—
Allowance for doubtful receivables	1,443	2,104	1,728
Power plant — impairment and associated charges (Note 26 (iv)(d))	—	18,447	—
Miscellaneous	2,122	5,200	9,749

	14,405	25,751	125,659

6 Financial income (expense), net

	Year ended December 31,
	2005	2004	2003
Interest expense	(53,504)	(46,930)	(33,134)
Interest income	24,268	14,247	16,426
Net foreign exchange transaction (losses) / gains and changes in fair value of derivative instruments	(86,618)	33,127	(16,165)
Miscellaneous	6,116	5,358	3,453

	(109,738)	5,802	(29,420)

7 Equity in earnings of associated companies

	Year ended December 31,
	2005	2004	2003
Equity in earnings of associated companies (Note 12)	117,003	122,911	27,585
Change in the fair value of convertible debt option in Amazonia (Note 28 (d))	—	83,126	—
Other	374	—	—

	117,377	206,037	27,585

8 Income tax

	Year ended December 31,
	2005	2004	2003
Current tax	637,623	277,219	148,240
Deferred tax (Note 21)	(61,837)	(44,731)	(63,862)

	575,786	232,488	84,378
Effect of currency translation on tax base (Note 21)	(7,033)	(12,112)	(20,460)

	568,753	220,376	63,918

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2005	2004	2003
Income before income tax	1,956,085	1,025,357	286,355

Tax calculated at the tax rate in each country	592,153	268,488	99,060
Non taxable income / Non deductible expenses	(32,408)	(10,019)	(27,907)
Changes in the tax rates in Mexico	—	(25,886)	—
Effect of currency translation on tax base (a)	(7,033)	(12,112)	(20,460)
Effect of taxable exchange differences	17,087	10,742	13,367
Utilization of previously unrecognized tax losses	(1,046)	(10,837)	(142)

Tax charge	568,753	220,376	63,918

a) Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the US dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.
9. Earnings and dividends per share
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares issued during the year.

	Year ended December 31,
	2005	2004	2003
Net income attributable to equity holders	1,277,547	784,703	210,308
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,507	1,167,230

Basic and diluted earnings per share	1.08	0.66	0.18

Basic and diluted earnings per ADS	10.82	6.65	1.80

Dividends paid	(349,439)	(135,053)	(115,002)

Dividends per share	0.296	0.11	0.10

Dividends per ADS	2.960	1.14	0.99
10 Property, plant and equipment, net

	Land, building	Plant and	Vehicles,		Spare
Year ended December 31,	and	production	furniture and	Work in	parts and
2005	improvements	equipment	fixtures	progress	equipment	Total

Cost
Values at the beginning of the year	353,416	5,386,286	118,193	84,942	19,263	5,962,100
Translation differences	5,566	(104,101)	(244)	388	(844)	(99,235)
Additions	2,722	10,159	2,494	238,314	10,706	264,395
Disposals / Consumptions	(2,043)	(9,344)	(3,322)	—	(5,119)	(19,828)
Transfers / Reclassifications	24,593	118,426	6,843	(150,097)	231	(4)
Increase due to business combinations	23,937	40,755	2,351	168	—	67,211

Values at the end of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639

Depreciation
Accumulated at the beginning of the year	128,148	3,568,058	94,577	—	6,716	3,797,499

	Land, building	Plant and	Vehicles,		Spare
Year ended December 31,	and	production	furniture and	Work in	parts and
2005	improvements	equipment	fixtures	progress	equipment	Total
Translation differences	1,778	(37,199)	(158)	—	(376)	(35,955)
Depreciation charge	13,177	170,491	8,649	—	698	193,015
Disposals / Consumptions	(515)	(7,047)	(2,229)	—	(167)	(9,958)
Transfers / Reclassifications	(6,357)	6,373	(16)	—	—	—

Accumulated at the end of the year	136,231	3,700,676	100,823	—	6,871	3,944,601

At December 31, 2005	271,960	1,741,505	25,492	173,715	17,366	2,230,038

	Land, building	Plant and	Vehicles,		Spare
Year ended December 31,	and	production	furniture and	Work in	parts and
2004	improvements	equipment	fixtures	progress	equipment	Total

Cost
Values at the beginning of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817
Translation differences	6,938	87,970	2,520	2,107	643	100,178
Additions	11,547	10,744	2,509	133,193	5,165	163,158
Disposals / Consumptions	(3,928)	(16,587)	(4,521)	(1,258)	(828)	(27,122)
Transfers / Reclassifications	20,039	111,674	1,824	(135,293)	1,433	(323)
Increase due to business combinations	14,891	172,665	3,490	—	51	191,097

Values at the end of the year	353,416	5,397,991	118,193	84,942	19,263	5,973,805

Depreciation
Accumulated at the beginning of the year	112,693	3,378,536	89,222	—	6,052	3,586,503
Translation differences	1,836	37,514	1,773	—	135	41,258
Depreciation charge	14,246	162,726	7,497	—	629	185,098
Disposals / Consumptions	(603)	(11,083)	(3,567)	—	(17)	(15,270)
Transfers / Reclassifications	(24)	365	(348)	—	(83)	(90)

Accumulated at the end of the year	128,148	3,568,058	94,577	—	6,716	3,797,499

Impairment (Note 26 (iv)(e))	—	(11,705)	—	—	—	(11,705)

At December 31, 2004	225,268	1,818,228	23,616	84,942	12,547	2,164,601

Property, plant and equipment includes capitalized interest of USD 19,686. The net amount at December 31, 2005 is USD 2,754.
11 Intangible assets, net

	Information	Licenses		Negative
	system	and	Goodwill	goodwill
Year ended December 31, 2005	projects	patents	(a)	(a)	Total

Cost
Values at the beginning of the year	114,584	11,028	112,664	(133,886)	104,390
Effect of adopting IFRS 3	—	—	—	133,886	133,886
Translation differences	(4,148)	(1,172)	—	—	(5,320)
Additions	19,278	801	—	—	20,079
Increase due to business combinations	—	—	769	—	769
Transfers / Reclassifications	4	—	—	—	4
Disposals	(301)	(372)	—	—	(673)

Values at the end of the year	129,417	10,285	113,433	—	253,135

Amortization and impairment
Accumulated at the beginning of the year	68,989	9,301	—	(23,111)	55,179
Effect of adopting IFRS 3	—	—	—	23,111	23,111
Translation differences	(3,852)	(1,066)	—	—	(4,918)
Amortization charge	20,231	981	—	—	21,212
Transfers/ Reclassifications	—	—	—	—	—
Disposals	(204)	(344)	—	—	(548)

Accumulated at the end of the year	85,164	8,872	—	—	94,036

At December 31, 2005	44,253	1,413	113,433	—	159,099

As disclosed in AP G (1), previously accumulated negative goodwill at December 31, 2004 was derecognized with a corresponding adjustment to Retained earnings. As a consequence, the opening balance of the Company’s shareholders’ equity at January 1, 2005 increased in USD 110.8 million.

	Information	Licenses		Negative
	system	and	Goodwill	goodwill
Year ended December 31, 2004	projects	patents	(a)	(a)	Total

Cost
Values at the beginning of the year	88,802	10,490	142,904	(130,692)	111,504
Translation differences	3,850	579	164	(3,194)	1,399
Additions	20,022	132	—	—	20,154
Transfers / Reclassifications	2,657	(173)	—	—	2,484
Disposals	(747)	—	—	—	(747)

Values at the end of the year	114,584	11,028	143,068	(133,886)	134,794

Amortization
Accumulated at the beginning of the year	42,101	8,561	20,882	(14,077)	57,467
Translation differences	2,695	522	172	—	3,389
Amortization charge	21,600	1,105	9,350	(9,034)	23,021
Transfers/ Reclassifications	3,138	(887)	—	—	2,251
Disposals	(545)	—	—	—	(545)

Accumulated at the end of the year	68,989	9,301	30,404	(23,111)	85,583

At December 31, 2004	45,595	1,727	112,664	(110,775)	49,211

a) Corresponds to the Seamless segment.
Impairment tests for goodwill
Goodwill is allocated to the Company’s cash-generating units (“CGU”) identified according to country of operation and business segment.
A geographical segment-level summary of the goodwill allocation is presented below.

	Year ended December 31,
	2005	2004
South America	93,239	93,239
Europe	769	—
North America	19,425	19,425

At the end of the year	113,433	112,664

The recoverable amount of goodwill allocated to a CGU is determined based on its value-in-use. These calculations use cash flow projections based on financial assumptions approved by management covering at least a minimum period of five years. Cash flows beyond the minimum period are extrapolated using estimated growth rates. No impairment charge was required as a result of the impairment tests performed.
12 Investments in associated companies

	Year ended December 31,
	2005	2004
At the beginning of year	99,451	45,814
Translation differences	(22,869)	(21,094)
Equity in earnings of associated companies	117,003	122,911
Dividends and distributions received	(59,127)	(48,598)
Acquisitions	—	418
Capitalization of convertible loan in Amazonia (see note 28 (d))	120,058	—
Increase in equity reserves in Ternium (see note 28 (d))	2,718	—

At the end of year	257,234	99,451

The principal associated companies are:

	Country of	Percentage of ownership and
Company	incorporation	voting rights at December 31,		Value at December 31,
		2005	2004	2005	2004

Ternium S.A.	Luxembourg	15.00%	—	253,796	—
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	—	14.49%	—	76,007
Ylopa Serviços de Consultadoria Lda.	Madeira	—	24.40%	—	20,622
Condusid C.A.	Venezuela	20.00%	20.00%	2,860	2,375
Others	—	—	—	578	447

				257,234	99,451

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Assets		Liabilities		Revenues		Profit/Loss
Company	2005	2004	2005	2004	2005	2004	2005	2004
Ternium S.A.	8,659,981	—	5,084,062	—	4,447,680	—	704,406	—

Consorcio Siderurgia Amazonia Ltd. (a)	—	878,829	—	354,279	—	526,446	—	507,965

Ylopa Serviços de Consultadoria Lda. (b)	—	800,289	—	715,772	—	205,080	—	203,763

Condusid C.A.	33,109	31,445	18,586	19,571	56,911	29,619	3,877	(1,794)

(a)	An impairment provision recorded in 2003 of $51.9 million was reversed in 2004 due to improved economic conditions and an improvement in the market for Sidor’s products, based on projections of future cash flows estimated by Amazonia’s management.

(b)	At December 31, 2004 the retained earnings of Ylopa Serviços de Consultadoria Lda. (“Ylopa”) totalled $77.1 million.
13 Other investments — non current

	Year ended December 31,
	2005	2004
Deposits with insurance companies	12,004	11,315
Investments in other companies	12,869	12,702
Others	774	378

	25,647	24,395

14 Receivables — non current

	Year ended December 31,
	2005	2004
Government entities	5,918	4,064
Employee advances and loans	5,053	5,086
Tax credits	6,121	8,455
Trade receivables	1,108	1,112
Receivables from related parties	3,321	4,750
Convertible loans (Note 28 (d))	40,358	121,955
Receivables on off-take contract	9,677	7,338
Miscellaneous	9,746	11,777

	81,302	164,537
Allowances for doubtful accounts (Note 23 (i))	(15,450)	(13,172)

	65,852	151,365

15 Inventories

	Year ended December 31,
	2005	2004
Finished goods	479,756	526,623
Goods in process	404,518	256,203
Raw materials	183,900	196,141
Supplies	241,974	214,604
Goods in transit	151,715	143,021

	1,461,863	1,336,592
Allowance for obsolescence (Note 24 (i))	(85,750)	(67,122)

	1,376,113	1,269,470

16 Receivables and prepayments

	Year ended December 31,
	2005	2004
Reimbursements and other services receivable	25,044	33,306
Government entities	19,044	15,999
Employee advances and loans	7,922	8,281
Advances to suppliers	49,219	35,397
Other advances	1,624	2,218
Government tax refunds on exports	16,410	19,683
Fintecna arbitration award (Note 26 (i))	—	126,126
Receivables from related parties	13,695	19,004
Miscellaneous	23,411	27,782

	156,369	287,796
Allowance for other doubtful accounts (Note 24 (i))	(13,087)	(8,346)

	143,282	279,450

17 Current tax assets

	Year ended December 31,
	2005	2004
V.A.T. credits	90,000	82,580
Prepaid taxes	12,455	12,416

	102,455	94,996

18 Trade receivables

	Year ended December 31,
	2005	2004
Current accounts	1,256,882	848,304
Notes receivables	60,972	83,882
Receivables from related parties	31,279	28,909

	1,349,133	961,095
Allowance for doubtful accounts (Note 24 (i))	(24,962)	(24,164)

	1,324,171	936,931

19 Cash and cash equivalents, and Other investments

	Year ended December 31,
	2005	2004
(i) Other investments
Financial assets	119,907	119,666

(ii) Cash and cash equivalents
Cash and short-term highly liquid investments	707,356	311,573
Time deposits with related parties	—	6

	707,356	311,579

20 Borrowings

	Year ended December 31,
	2005	2004
Non-current
Bank borrowings	634,280	372,275
Debentures and other loans	38,407	40,845
Finance lease liabilities	5,425	7,631

	678,112	420,751

Current
Bank borrowings	238,510	530,949
Debentures and other loans	67,451	300,856
Bank overdrafts	24,717	4,255
Finance lease liabilities	1,502	2,531

	332,180	838,591

Total Borrowings	1,010,292	1,259,342

The maturity of borrowings is as follows:

	1 year	1 - 2	2 – 3	3 - 4	4 - 5	Over 5
At December 31, 2005	or less	years	years	Years	years	Years	Total

Financial leases	1,502	1,184	970	739	678	1,854	6,927
Other borrowings	330,678	155,337	207,708	159,343	87,843	62,456	1,003,365

Total borrowings	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

Significant borrowings include:
▪	USD 300.0 million syndicated loan issued by Tamsa in March, 2005, maturing in March 2010.

▪	USD 125.0 million syndicated loan issued by Siderca in April, 2005, maturing in April, 2008.

▪	USD 144.0 million syndicated loan granted to Dalmine in June, 2005, of which USD 72.0 million had been disbursed as of December 31, 2005.
The main financial covenants related to these loan agreements are commitments not to incur in additional indebtedness above agreed limits or pledges of certain assets, and compliance with certain debt service ratios as calculated on each subsidiary’s financial statements.
Additionally, Tenaris’s total borrowings include USD 204.8 million secured by certain properties of Dalmine and Confab.
As of December 31, 2005, Tenaris was in compliance with all of its financial covenants. Management believes that current debt covenants allow the Company a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive costs.
The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2005 and 2004. These rates reflect the upward trend in the reference rates.

	2005	2004

Bank borrowings	5.14%	3.89%
Debentures and other loans	4.51%	3.48%
Finance lease liabilities	3.14%	2.99%
Breakdown of long-term borrowings by currency and rate is as follows:
     Non current bank borrowings

Currency	Interest rates	Year ended December 31,
		2005	2004
USD	Variable	545,305	215,730
EUR	Variable	93,621	160,026
EUR	Fixed	30,709	9,794
JPY	Variable	23,310	48,170

Currency	Interest rates	Year ended December 31,
		2005	2004
JPY	Fixed	17,084	27,065
BRS	Variable	23,306	24,099
MXN	Variable	—	24,406

		733,335	509,290
Less: Current portion of medium and long-term loans		(99,055)	(137,015)

Total non current bank borrowings		634,280	372,275

     Non current debentures and other loans

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	—	70,811
USD	Variable	49,332	45,382
USD	Fixed	—	5,449

		49,332	121,642

Less: Current portion of medium and long-term loans		(10,925)	(80,797)

Total non current Debentures and other loans		38,407	40,845

The debentures issued in January 1998 were repaid at maturity, in January, 2005.
Non current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	29	573
EUR	Fixed	—	78
SGD	Fixed	—	9
JPY	Fixed	6,898	9,502

		6,927	10,162

Less: Current portion of medium and long-term loans		(1,502)	(2,531)

Total non current finance leases		5,425	7,631

The carrying amounts of Tenaris’s assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2005	2004
Property, plant and equipment mortgages	595,627	573,513

Breakdown of short-term borrowings by currency and rate is as follows:
     Current bank borrowings

Currency	Interest rates	Year ended December 31,
		2005	2004
USD	Variable	50,597	161,357
USD	Fixed	55,946	153,448
EUR	Variable	64,810	51,232
EUR	Fixed	1,882	3,111
JPY	Variable	10,741	11,985
JPY	Fixed	5,226	4,995
BRS	Variable	5,197	3,450
ARS	Variable	—	169
ARS	Fixed	44,111	134,004
VEB	Variable	—	5,189
VEB	Fixed	—	2,009

Total current bank borrowings		238,510	530,949

Bank overdrafts

Currency	Year ended December 31,
	2005	2004
USD	16,406	326
EUR	3,298	567
ARS	3,193	3,050
NGN	—	195
RON	—	117
VEB	1,820	—

Total current bank borrowings	24,717	4,255

Current debentures and other loans

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	51,333	280,156
USD	Variable	16,118	9,177
USD	Fixed	—	11,523

Total current debentures and other loans		67,451	300,856

     Current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	—	573
EUR	Fixed	29	78
SGD	Fixed	—	2
JPY	Fixed	1,473	1,878

Total current finance leases		1,502	2,531

21	Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.
The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2005	2004
At the beginning of the year	210,802	287,521
Translation differences	8,605	(926)
Increase due to business combinations	—	392
Income statement credit	(61,837)	(44,731)
Effect of currency translation on tax base	(7,033)	(12,112)
Deferred employees’ statutory profit sharing charge	7,984	(19,342)

At the end of the year	158,521	210,802

The evolution of deferred tax assets and liabilities during the year are as follows:
Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at 2005

At the beginning of the year	204,243	63,453	104,279	371,975
Translation differences	19,486	2,482	489	22,457
Income statement charge/(credit)	3,641	(20,335)	(24,343)	(41,037)

At December 31, 2005	227,370	45,600	80,425	353,395

	Fixed assets	Inventories	Other (a)	Total at 2004

At beginning of year	232,791	52,637	132,905	418,333
Translation differences	6,449	94	2,076	8,619
Increase due to business combinations	—	—	392	392
Acquisition of minority interest in subsidiaries	20	276	(338)	(42)
Income statement (credit)/charge	(35,017)	10,446	(30,756)	(55,327)

At December 31, 2004	204,243	63,453	104,279	371,975

(a)	Includes the effect of currency translation on tax base explained in Note 8.
     Deferred tax assets

	Provisions
	and				Total at
	allowances	Inventories	Tax losses	Other	2005

At beginning of year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)
Translation differences	(13,239)	(232)	792	(1,173)	(13,852)
Income statement charge/(credit)	43,237	(32,690)	2,922	(33,318)	(19,849)

At December 31, 2005	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)

	Provisions
	and		Tax losses		Total at
	allowances	Inventories	(a)	Other	2004

At beginning of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)
Translation differences	(7,365)	(316)	(351)	(1,513)	(9,545)
Acquisition of minority interest in subsidiaries	(49)	—	—	91	42
Income statement charge/(credit)	20,710	(12,669)	(7,069)	(21,830)	(20,858)

At December 31, 2004	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)

(a)	The tax loss carry-forwards arising from the BHP settlement is included in provisios and allowances.
Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2005	2004
Deferred tax assets	(194,874)	(161,173)
Deferred tax liabilities	353,395	371,975

	158,521	210,802

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2005	2004
Deferred tax assets to be recovered after more than 12 months	(49,662)	(31,869)
Deferred tax liabilities to be settled after more than 12 months	225,486	246,072

22 Other liabilities
(i)	Other liabilities — Non-current

	Year ended December 31,
	2005	2004
Employee liabilities
Employees’ statutory profit sharing	64,010	68,917
Employee severance indemnity (a)	62,279	71,759
Pension benefits (b)	10,788	11,578

	137,077	152,254

Other liabilities
Taxes payable	9,364	8,757
Miscellaneous	7,937	11,431

	17,301	20,188

	154,378	172,442

(a) Employees’ severance indemnity
The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2005	2004
Total included in non-current Employee liabilities	62,279	71,759

     The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2005	2004	2003
Current service cost	7,846	9,999	7,291
Interest cost	2,771	2,908	2,697

Total included in Labor costs	10,617	12,907	9,988

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2005	2004	2003
Discount rate	5%	4%	5%
Rate of compensation increase	4%	3%	4%
(b) Pension benefits
The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2005	2004
Present value of unfunded obligations	15,707	16,478
Unrecognized actuarial losses	(4,919)	(4,900)

Liability in the balance sheet	10,788	11,578

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2005	2004	2003
Current service cost	544	571	381
Interest cost	917	875	637
Net actuarial losses recognized in the year	329	2,870	53

Total included in Labor costs	1,790	4,316	1,071

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2005	2004
At the beginning of the year	11,578	8,569
Transfers and new participants of the plan	—	1,244
Total expense	1,790	4,316
Translation differences	(272)	167
Contributions paid	(2,308)	(2,718)

At the end of year	10,788	11,578

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2005	2004	2003
Discount rate	7%	7%	7%
Rate of compensation increase	2%	2%	2%
(ii)	Other liabilities — current

	Year ended December 31,
	2005	2004
Payroll and social security payable	102,052	86,189
Accounts payable- BHP Settlement (Note 26 (i))	—	80,517
Liabilities with related parties	2,688	1,432
Miscellaneous	34,135	26,807

	138,875	194,945

23	Non-current allowances and provisions
(i)	Deducted from assets
Allowance for doubtful accounts- Receivables

	Year ended December 31,
	2005	2004
Values at the beginning of the year	(13,172)	(21,258)
Translation differences	185	154
Reversals / Additional allowances (*)	(81)	154
Used (*)	(2,382)	7,778

At December 31,	(15,450)	(13,172)

(*)	Includes effect of allowances on off—take credits, which are reflected in the Cost of sales.
(ii)	Liabilities
Legal claims and contingencies

	Year ended December 31,
	2005	2004
Values at the beginning of the year	31,776	23,333
Translation differences	406	800
Increased due to business combinations	—	2,355
Reversals / Additional provisions	16,015	7,438
Used	(4,233)	(2,150)

At December 31,	43,964	31,776

24	Current allowances and provisions
(i)	Deducted from assets

		Allowance for
	Allowance for	other doubtful	Allowance for
	doubtful accounts-	accounts-	inventory
	Trade receivables	Other receivables	obsolescence

Year ended December 31, 2005
Values at the beginning of the year	(24,164)	(8,346)	(67,122)
Translation differences	1,309	(174)	2,941
Reversals /Additional allowances	(4,722)	(3,709)	(20,303)
Increase due to business combinations	(843)	—	(11,931)
Used	3,458	(858)	10,665

At December 31, 2005	(24,962)	(13,087)	(85,750)

Year ended December 31, 2004
Values at the beginning of the year	(24,003)	(5,761)	(47,743)
Translation differences	(611)	(83)	(1,814)
Reversals /Additional allowances	(7,402)	(2,043)	(23,167)
Increase due to business combinations	(835)	(484)	(6,334)
Used	8,687	25	11,936

At December 31, 2004	(24,164)	(8,346)	(67,122)

(ii)	Liabilities

		Other claims and
	Sales risks	contingencies	Total

Year ended December 31, 2005
Values at the beginning of the year	5,509	37,127	42,636
Translation differences	(518)	(3,849)	(4,367)
Reversals / Additional provisions	(493)	8,227	7,734
Used	(1,009)	(8,049)	(9,058)

At December 31, 2005	3,489	33,456	36,945

Year ended December 31, 2004
Values at the beginning of the year	4,065	35,559	39,624
Translation differences	341	2,878	3,219
Reversals / Additional provisions	6,254	(556)	5,698
Used	(5,151)	(1,673)	(6,824)
Increase due to business combinations	—	919	919

At December 31, 2004	5,509	37,127	42,636

25	Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2005	2004
Contracts with positive fair values:
Interest rate swap contracts	3,641	192
Forward foreign exchange contracts	441	12,163

Contracts with negative fair values:
Interest rate swap contracts	(921)	(3,595)
Forward foreign exchange contracts	(7,818)	(3,749)
Commodities contracts	—	(283)

Derivative financial instruments breakdown is as follows:
Variable interest rate swaps

				Fair Value
Notional amount				December 31,
(in thousands)		Swap	Term	2005	2004

EUR	111,975	Pay fixed/Receive variable	2005	—	(1,493)
EUR	22,616	Pay fixed/Receive variable	2007	(410)	(853)
MXN	275,000	Pay fixed/Receive variable	2007	—	(148)
EUR	1,404	Pay fixed/Receive variable	2009	(82)	(152)
EUR	6,714	Pay fixed/Receive variable	2010	(429)	(757)
USD	100,000	Pay fixed/Receive variable	2009	2,228	—
USD	200,000	Interest rate collar	2010	1,413	—

				2,720	(3,403)

Exchange rate derivatives

		Fair Value
		December 31,
Currencies	Contract	2005	2004

USD/EUR	Euro Forward sales	—	(107)
USD/EUR	Euro Forward purchases	(1,502)	1,083
JPY/USD	Japanese Yen Forward purchases	(3,579)	5,388
CAD/USD	Canadian Dollar Forward sales	—	(1,108)
BRL/USD	Brazilian Real Forward sales	8	(1,885)
ARS/USD	Argentine Peso Forward purchases	(2,186)	2,154
GBP/USD	Pound Sterling Forward purchases	—	3,449
USD/MXN	Mexican Peso Forward sales	—	(560)
KWD/USD	Kuwaiti Dinar Forward sales	(118)	—

		(7,377)	8,414

Commodities price derivatives

		Fair Value
		December
Contract	Terms	2005	2004

Gas put options	2004-2005	—	(283)

		—	(283)

26	Contingencies, commitments and restrictions on the distribution of profits
Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris’s consolidated financial position or results of operations.
I. BHP litigation and arbitration proceeding against Fintecna
On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled their litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million (USD 207.2 million), inclusive of expenses. This amount, was payable in three annual installments, net of advances previously made. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million plus interest at Libor plus 1% (USD 60.6 million) was paid on March 29, 2005. No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.
Techint Investments Netherlands B.V. (“Tenet”) —the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized— commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna. Pursuant to this final award, Fintecna paid Tenaris a total amount of EUR 93.8 million (USD 127.2 million) on March 15, 2005. As a result of these settlements, the arbitration proceedings have been definitively concluded and Tenaris has no further outstanding obligations under the BHP settlement agreement.

II. Tax matters
Conversion of tax loss carry-forwards
On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP 64.4 million (approximately USD 21.2 million) at December 31, 2005 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.
Application of inflationary adjustment procedures
On its tax return for the year ended December 31, 2002, Siat S.A. (“Siat”, a subsidiary of Tenaris domiciled in Argentina), applied the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on its monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Argentine peso to the United States dollar at a fixed exchange rate of one peso to one dollar and had not been reinstated after the termination of the convertibility regime.
Siat commenced legal proceedings objecting to the suspension of the inflationary adjustment procedure on constitutional grounds, arguing that the suspension resulted in artificial gains arising from the impact of inflation on monetary positions during 2002. In July 29, 2005 Siat paid USD 4.5 million corresponding to the amount of tax due excluding the inflationary correction adjustment, pending resolution of the legal proceeding. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals.
Siderca S.A.I.C. had also initiated similar proceedings against Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. However, on October 29, 2004 Siderca applied for benefits under the promotional regime established by Argentine Law No. 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs in the event that Siderca were granted participation.
On February 11, 2005, Siderca was granted the right to participate in the promotional tax regime established by Argentine Law No. 25.924 under which it could potentially earn certain tax benefits. As a result, Siderca withdrew its claim against the Argentine fiscal authorities. On February 21, 2005, Siderca paid ARS 69.4 million (USD 23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.
III. Other proceedings
Dalmine is currently subject to twelve civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. On June 1, 2005, the First Instance Court of Bergamo, Italy, found against three former Dalmine managers subject to a consolidated criminal proceeding for “objective responsibility” in the injuries of 21 employees of the company caused by the use of asbestos in manufacturing processes from 1960 to 1980. The managers have decided to appeal before the Court of Appeal of Brescia.
Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled. In addition to the civil and criminal cases, another 22 asbestos related outof-court claims have been forwarded to Dalmine. Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR 10.3 million (USD 12.4 million).
IV. Commitments
a. In connection with its equity interest in Complejo Siderúrgico de Guayana C.A. (“Comsigua”), Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD 11.7 million in support of project financing provided by the International Finance Corporation (“IFC”) in the amount of USD 156 million. On March 15, 2005 Comsigua prepaid the remaining balance of approximately USD 42.5 million owed to the IFC related to the project financing loans. Tenaris has applied to the IFC for release from its proportional guarantee commitment of Comsigua’s project loan. This release is pending.
b. In July 2004, Tenaris’s subsidiary Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement established a start-up period until June 2005 for which the take-or-pay conditions were not be in force. The outstanding value of the contract at December 31, 2005 is approximately USD 60.1 million.
c. On August 20, 2004 Matesi entered into a ten-year offtake contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

d. Tenaris entered in a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina, during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the cost of the repairs of the generator, estimated at USD 9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, plant and equipment for USD 11.7 million. The reparation of the generating facility was completed by September 2005.
e. Under a lease agreement entered into in 2000 between Gade S.r.l. (Italy) and Dalmine relating to a building located in Sabbio Bergamasco and used by Dalmine’s former subsidiary, Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building owned by Gade for a minimum amount of EUR 8.3 million (USD 10.0 million). As of the present, a date for the auction has not been announced.
f. In August 2001, Dalmine Energie S.p.A. (“Dalmine Energie”) entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division (“Eni”) for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at December 31, 2005 amounts to approximately EUR 816.3 million (USD 963.0 million).
g. Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 266.3 million (USD 313.3 million), based on prices prevailing as of December 2005. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.
h. Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH (“TAG”) pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to “ship or pay” provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.
The expected annual value of this “ship or pay” commitment is approximately EUR 5.0 million per year. Tenaris provided bank guarantees in the amount of EUR 15.1 million in support of Dalmine Energie. The value of the bank guarantees correspond to the termination penalties that would be due TAG in the event of termination or non-utilization of the transportation capacity.
(v) Restrictions on the distribution of profits and payment of dividends
As of December 31, 2005, shareholders’ equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733

Retained earnings including net income for the year ended December 31, 2005	1,171,738

Total shareholders equity according to Luxembourg law	3,080,062

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2005, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.
Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.
At December 31, 2005 the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law, totalled USD 1,171.7 million, as detailed below.

(all amounts in thousands of U.S. dollars)

Distributable reserve at December 31, 2004 under Luxembourg law	536,541
Dividends and distributions received	449,270
Other income and expenses for the year ended December 31, 2005	535,366
Dividends paid	(349,439)

Distributable reserve at December 31, 2005 under Luxembourg law	1,171,738

The total of issued and outstanding ordinary shares as of December 31, 2005 is 1,180,536,830 with a par value of $1.00 per share with one vote each.
28. Business combinations and other acquisitions
a. As described in AP B, management has applied IFRS 3 to the business combinations detailed below On May 4, 2005, the Company completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately USD 47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.
On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. (“Tubman”), a company incorporated under the laws of Gibraltar, which owned 84.86% of the shares of S. C. Silcotub S.A. (“Silcotub”) and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l. (“Intermetal”) for a total consideration of USD 42.0 million. Silcotub, the minor subsidiaries and Intermetal are incorporated in Romania. The acquisition of these companies did not generate goodwill.
On July 9, 2004 Tenaris and Sidor, through their jointly owned company Matesi, acquired the industrial facilities for the production of pre-reduced HBI located in Ciudad Guayana, Venezuela, from Posven, a Venezuelan company. The price of the acquisition was USD 120.0 million. The acquisition did not generate goodwill. As of December 31, 2005 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.
Subsequently, Tenaris reached agreement with the Romanian privatization agency (“AVAS”) to settle litigation commenced by the latter against Tubman in connection with its alleged breach of certain obligations under the privatization agreement under which Tubman purchased control of S.C. Laminorul S.A. (“Laminorul”). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul (representing 69.99% of Laminorul’s capital stock) to the Romanian government, retaining 2,334,145 shares (16.45% of Laminorul’s capital stock).
The businesses acquired in 2004 contributed revenues of USD 93.2 million and net income of USD 6.1 million to Tenaris. Businesses acquired in 2005 did not materially contribute to the Company’s revenue and income.
The assets and liabilities arising from the acquisitions are as a follows:

	Year ended December 31,
	2005	2004
(all amounts in thousands of U.S. dollars)
Other assets and liabilities (net)	(41,755)	(25,060)
Property, plant and equipment	67,211	191,097
Goodwill	769	—

Net assets acquired	26,225	166,037
Minority Interest	(527)	(8,034)

Total non-current liabilities (*)	—	(60,408)

Total liabilities assumed	—	(60,408)

Sub-total	25,698	97,595

Cash-acquired	—	5,177
Common stock issued in acquisition of minority interest		820

Purchase consideration	25,698	103,592
Liabilities paid as part of purchase agreement	22,594	—

Total disbursement	48,292	103,592

Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $48,292 and $97,595 at December 31, 2005 and 2004 respectively.

(*)	At December 31, 2004 includes Matesi’s liability with Sidor (minority shareholder of Matesi).

b. Incorporations
On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary’s capital stock to USD 50.0 million.
c. Asset purchases
On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.
d. Capitalization of convertible debt of Consorcio
Siderurgia Amazonia, Ltd. (“Amazonia”) and exchange of interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”) On February 3, 2005 Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection of this conversion, Tenaris recognized a gain of USD 83.1 million in 2004. As a result, Tenaris’s ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. (“Sidor”) increased from 8.7% to 12.6%.
On September 9, 2005, the Company exchanged its interest in Amazonia and its interest in Ylopa, for 209,460,856 shares in Ternium, a new company formed by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.
Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. (“Usiminas”) reached agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately USD 114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris’s ownership stake in Ternium was reduced to 15.0% of Ternium’s outstanding common stock. As this was an equity transaction in Ternium, the effect of USD 2.7 million at Tenaris’s percentage of ownership was recognized in other reserves in equity.
In addition, as of December 31, 2005, Tenaris had also extended two loans totaling approximately USD 40.4 million to Ternium, consisting of principal amount of USD 39.7 million plus accrued interest. The principal amount of these loans at the date issue corresponded to the amount of excess cash distributions received from Amazonia during the second and third quarters of 2005. The loans were convertible into shares of Ternium at the discretion of Tenaris upon the occurrence of: 1) maturity of the loan in July and August 2011; 2) an event of default as defined in certain loan agreements between Ternium and its banks. Conversion of the loan was mandatory upon an initial public offering (“IPO”) of shares by Ternium.
On February 1, 2006, Ternium completed its initial public offering of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of USD 2.00 per share, or USD 20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. As a result of the IPO and the conversion of loans, as of February 1, 2006, Tenaris’s ownership stake in Ternium common stock amounted to 11.59%.
Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium, were considered to be transactions between companies under common control, Tenaris has initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was USD 229.7 million while Tenaris’s proportional ownership in the equity of Ternium at September 30, 2005 amounted to USD 252.3 million. The difference of USD 22.6 million between the carrying value of Amazonia and Ylopa and Tenaris’s proportional ownership in the equity of Ternium will be maintained in the future. As a result of this accounting treatment, Tenaris’s reported value of its investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position.
Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to USD 94.3 million. For the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium in the amount of USD 21.8 million. Going forward, Tenaris will continue to recognize its share of Ternium’s earnings to the extent of its proportional ownership.
e. Acindar
On May 18, 2005, Siat S.A., a subsidiary of Tenaris, and Acindar Industria Argentina de Aceros S.A. (“Acindar”) signed a letter of intent pursuant to which Siat confirmed its intention to acquire Acindar’s welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, for USD 28.0 million. On January 31, 2006 Siat completed this acquisition. The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina. Of the USD 28.0 million purchase price, approximately USD 4.0 million are pending of completion of certain actions by Acindar.
f. Capital investment
On September 16, 2004 Tenaris’s board of directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR 109 million (approximately USD 131 million). This investment is expected to improve the competitiveness of Tenaris’s Italian seamless pipe operations by reducing energy costs and securing a reliable source of power.
29. Related party transactions
The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company’s outstanding shares, either directly or through its wholly-owned subsidiary III Industrial Investments Inc., a Cayman Islands corporation. The Company’s directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation. The following transactions were carried out with related parties:
At December 31, 2005

	Associated (1)	Other	Total
(i) Transactions

(a) Sales of goods and services
Sales of goods	104,054	75,948	180,002
Sales of services	7,499	7,830	15,329

	111,553	83,778	195,331

(b) Purchases of goods and services

Purchases of goods	67,814	33,949	101,763
Purchases of services	15,773	63,220	78,993

	83,587	97,169	180,756

At December 31, 2004

	Associated (2)	Other	Total
(i) Transactions

(a) Sales of goods and services
Sales of goods	26,088	46,844	72,932
Sales of services	15,365	9,618	24,983

	41,453	56,462	97,915

(b) Purchases of goods and services

Purchases of goods	30,648	32,484	63,132
Purchases of services	7,526	51,305	58,831

	38,174	83,789	121,963

At December 31, 2003

	Associated (2)	Other	Total
(i) Transactions

(a) Sales of goods and services
Sales of goods	5,206	52,659	57,865
Sales of services	2,895	8,916	11,811

	8,101	61,575	69,676

(b) Purchases of goods and services

Purchases of goods	26,679	44,305	70,984
Purchases of services	459	64,334	64,793

	27,138	108,639	135,777

(c) Acquisitions of subsidiaries	—	(304)	(304)

At December 31, 2005

	Associated (3)	Other	Total
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	30,988	15,228	46,216
Payables to related parties (1)	(21,034)	(8,413)	(29,447)

	9,954	6,815	16,769

(b) Other balances	42,437	—	42,437

(c) Financial debt
Borrowings and overdrafts (4)	(54,801)	—	(54,801)

At December 31, 2004

	Associated (2)	Other	Total
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Payables to related parties (1)	(4,914)	(12,487)	(17,401)

	20,679	14,583	35,262

(b) Cash and cash equivalents

Time deposits	—	6	6

(c) Other balances
Trust Fund	—	119,666	119,666
Convertible debt instruments — Ylopa	121,955	—	121,955

	121,955	119,666	241,621

(d) Financial debt
Borrowings and overdrafts (5)	(51,457)	(5,449)	(56,906)

At December 31, 2003

	Associated (2)	Other	Total
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	6,253	35,863	42,116
Payables to related parties	(18,968)	(18,251)	(37,219)

	(12,715)	17,612	4,897

(b) Cash and cash equivalents

Time deposits	—	420	420

(c) Other balances
Trust Fund	—	118,087	118,087
Convertible debt instruments — Ylopa	33,508	—	33,508

	33,508	118,087	151,595

(d) Financial debt
Borrowings and overdrafts	—	(5,716)	(5,716)
Borrowings from trust fund	—	(1,789)	(1,789)

	—	(7,505)	(7,505)

(1)	Up to September 30, 2005 includes: Condusid, Ylopa, Amazonia and Sidor. From October 1, 2005 includes: Condusid and Ternium.

(2)	Includes: Condusid, Ylopa, Amazonia and Sidor

(3)	Includes: Condusid and Ternium.

(4)	Convertible loan from Sidor to Matesi.

(5)	Includes convertible loan from Sidor to Matesi of $51.5 million at December 31, 2004.
(i)	Officers and directors’ compensation
The aggregate compensation of the directors and executive officers earned during 2005 and 2004 amounts to $14.3 million and $9.8 million respectively.
30	Cash flow disclosures

		Year ended December 31,
		2005	2004	2003
(i)	Changes in working capital

	Inventories	(101,143)	(411,045)	(151,766)
	Receivables and prepayments	1,513	(82,845)	10,900
	Trade receivables	(387,240)	(271,225)	4,142
	Other liabilities	34,526	(37,443)	39,585
	Customer advances	(14,156)	72,678	17,636
	Trade payables	32,561	108,693	(27,653)

		(433,939)	(621,187)	(107,156)

(ii)	Income tax accruals less payments

	Tax accrued	568,753	220,376	63,918
	Taxes paid	(419,266)	(175,717)	(202,488)

		149,487	44,659	(138,570)

(iii)	Interest accruals less payments, net

	Interest accrued	29,236	32,683	16,708
	Interest paid net	(27,317)	(15,710)	(19,740)

		1,919	16,973	(3,032)

(iv)	Cash and cash equivalents

	Cash and bank deposits	707,356	311,579	247,834
	Bank overdrafts	(24,717)	(4,255)	(9,804)
	Restricted bank deposits	(2,048)	(13,500)	—

		680,591	293,824	238,030

31	Principal subsidiaries
The following is a list of Tenaris’s subsidiaries and its direct and indirect percentage of ownership of each company at December 31, 2005, 2004 and 2003.

	Country of		Percentage of ownership
Company	Organization	Main activity	at December 31,
			2005	2004	2003
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. and subsidiaries (c)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
Dalmine Energie S.p.A. (h)	Italy	Trading of energy	100%	100%	100%

	Country of		Percentage of ownership
Company	Organization	Main activity	at December 31,
			2005	2004	2003
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	99%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
Tenaris Fittings S.A. de C.V. (previously Empresas Riga S.A. de C.V.)	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	100%
Energy Network S.R.L. (b)	Romania	Trading of energy	100%	—	—
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
Information Systems and Technologies N.V.	Netherlands	Software development and maintenance	75%	75%	75%
Information Systems and Technologies S.A. (d)	Argentina	Software development and maintenance	100%	100%	100%
Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	100%
Insirger S.A. and subsidiaries (g)	Argentina	Electric power generation	—	100%	100%
Intermetal Com SRL (a)	Romania	Marketing of Scrap and other raw materials	100%	100%	—
Inversiones Berna S.A. (b)	Chile	Financial company	100%	—	—
Inversiones Lucerna S.A. (b)	Chile	Financial company	82%	—	—
Invertub S.A. and subsidiaries (g)	Argentina	Holding Company	—	100%	100%
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	100%	100%
Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	—
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacturing of steel products for oil extraction	100%	100%	100%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
Operadora Eléctrica S.A. (e)	Argentina	Electric power generation	100%	100%	100%
Quality Tubes (UK) Ltd. (h)	United Kingdom	Marketing of steel products	100%	100%	100%
S.C. Donasid and subsidiary (b)	Romania	Manufacturing of steel products	99%	—	—
S.C. Silcotub S.A. and subsidiaries (a)	Romania	Manufacturing of seamless steel pipes	85%	85%	—
Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	75%
Servicios Generales TenarisTamsa S.A. de C.V. (f)	Mexico	Handling and maintenance of steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
Siderca International A.p.S.	Denmark	Holding company	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	100%	100%
Siprofer A.G. (b)	Switzerland	Holding company	100%	—	—
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	99%
Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%
Talta — Trading e Marketing Lda. (a)	Madeira	Holding Company	100%	100%	—
Tamdel LLC and subsidiaries (f)	Mexico	Holding company	100%	100%	100%
Tamser S.A. de C.V. (f)	Mexico	Marketing of scrap	100%	100%	100%
Tamsider LLC	USA	Holding company	100%	100%	100%
Tamsider S.A. de C.V. and subsidiaries (g)	Mexico	Promotion and organization of steel-related companies and marketing of steel products	—	100%	100%
Tamtrade S.A.de C.V. (g)	Mexico	Marketing of steel products	—	100%	100%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	100%

	Country of		Percentage of ownership
Company	Organization	Main activity	at December 31,
			2005	2004	2003
Tenaris Autopartes S.A. de C.V.	México	Manufacturing of supplies for the automotive industry	100%	100%	100%
Tenaris Confab Hastes de Bombeio S.A. (a)	Brazil	Manufacturing of steel products for oil extraction	70%	70%	—
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	100%	99%
Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services de Bolivia S.R.L. (previously Socominter de Bolivia S.R.L.)	Bolivia	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Egypt) Ltd. (b)	Egypt	Marketing of steel products	100%	—	—
Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Japan) K.K. (previously DST Japan K.K.)	Japan	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Kazakhstan ) LLP (a)	Kazakhstan	Marketing of steel products	100%	100%	—
Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	100%
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%
Tenaris Global Services Nigeria Ltd. (Previously Tubular DST Nigeria Ltd.)	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd.	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Investments Ltd. (a)	Ireland	Holding company	100%	100%	—
Tenaris Qingdao Steel Pipes Ltd. (b)	China	Manufacturing of steel pipes and connections	100%	—	—
Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	100%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	100%
Tubman Holdings (Gibraltar) LLP (a)	Gibraltar	Holding company	100%	100%	—
Tubman International Ltd. (a)	Gibraltar	Holding company	100%	100%	—
Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%

(a)	Incorporated or acquired during 2004

(b)	Incorporated or acquired during 2005

(c)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

(d)	Included in December 2003 in “Information Systems and technologies N.V. and subsidiaries” and in December 2004 in “Invertub S.A. and subsidiaries”

(e)	Included in December 2004 in “Insirger S.A. and subsidiaries”

(f)	Included in December 2004 in “Tamsider S.A. de C.V. and subsidiaries”

(g)	Merged during 2005
Included in December 2003 and 2004 in “Dalmine Holding B.V. and subsidiaries”

32. RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO US GAAP
The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2005	2004	2003

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY IN ACCORDANCE WITH IFRS	1,277,547	784,703	210,308
US GAAP adjustments — income (expense)
Deferred income tax (1)	(5,115)	(8,682)	(14,599)
Equity in investments in associated companies (2)	10,531	(55,026)	—
Unrecognized prior service costs (4)	(415)	(74)	(392)
Changes in fair value of financial assets (5)	4,023	(885)	(1,611)
Goodwill amortization (7)	—	9,023	8,764
Effect of adopting IFRS 3 (8)	8,687	—	—
Cost of exchange offer— Amortization (7)	—	1,060	1,006
Minority interest in above reconciling items	207	220	432

Net income in accordance with US GAAP	1,295,465	730,339	203,908

Weighted average number of shares outstanding— Note 9 (thousands)	1,180,537	1,180,507	1,167,230
Consolidated combined earnings per share before cumulative effect of accounting changes	1.10	0.62	0.18
Consolidated combined earnings per share in accordance with US GAAP	1.10	0.62	0.18

	December 31,
	2005	2004

Shareholders’ equity in accordance with IFRS	3,507,802	2,495,924
US GAAP adjustments — increase (decrease):
Deferred income tax (1)	52,994	58,109
Equity in investments in associated companies (2)	(34,362)	(55,026)
Unrecognized prior service costs (6	2,420	2,835
Goodwill impairment (6)	(21,628)	(21,628)
Effect of adopting IFRS 3 (8)	23,545	—
Goodwill amortization (7)	(98,060)	23,545
Cost of the exchange offer — original value (9)	(15,900)	(15,900)
Cost of the exchange offer — accumulated amortization (3)	2,066	2,066
Exchange of shares in investments in associated companies (3)	(3,938)	—

Minority interest in above reconciling items	(1,346)	(1,553)

Shareholders’ equity in accordance with US GAAP	3,413,593	2,488,372

     Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2005	2004

Shareholders’ equity at the beginning of the year in accordance with US GAAP	2,488,372	1,887,207
Net income for the year in accordance with US GAAP	1,295,465	730,339
Foreign currency translation adjustment	(15,562)	(4,174)
Exchange of shares in investments in associated companies	(57,918)	—
Dilution of investments in Ternium	56,698	—
Capital Increase	—	820
Changes in fair value	(4,023)	885
Dividends paid	(349,439)	(135,053)

Shareholders’ equity at the end of the year in accordance with US GAAP	3,413,593	2,488,372

1. Deferred income tax
Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.
Also, under US GAAP the Company calculated the effect of the other US GAAP adjustments on deferred income taxes.

2. Equity in investments in associated companies
Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the IFRS financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain adjustment of USD 10.5 million and a net loss adjustment of USD 55.0 million for the years ended December 31, 2005 and 2004, respectively, corresponding to its share of its equity investees’ earnings and losses. Following is a description of the most significant differences between IFRS and US GAAP as they relate to the Company’s equity investees:
I. Amazonia had previously recorded an impairment provision on its investment in Sidor in previous years. During 2004, and due to improved conditions in the economic environment and in the market for Sidor’s products, and based on projections of future cash flows estimated by Amazonia’s management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.
II. Under IFRS, Venezuela was considered a hyperinflationary economy until December 31, 2002. Accordingly, IAS 29 was applied and the local currency, restated for the effects of inflation, was used as Amazonia’s functional currency until December 31, 2002. Under US GAAP, Venezuela was considered a hyperinflationary country only until December 31, 2001. Accordingly, under US GAAP, the US dollar was used as Amazonia’s functional currency until December 31, 2001.
III. Under IFRS, Sidor accounted for the debt restructuring process carried out in fiscal year 2003 under IAS 39, and accordingly, recorded a gain on the restructuring of its debt. Under US GAAP, Sidor followed the provisions contained in SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No. 15”), which states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.
IV. Differences in the accounting treatment for changes in fair value of financial assets as explained in Note 32 (5).
V. Under US GAAP the Company calculated the effect of the above mentioned adjustments on deferred income taxes.
3. Accounting for exchange of shares in investments in associated companies
Under IFRS, the Company accounted for Ternium’s shares received in exchange of the Company’s holdings in Amazonia and Ylopa at the carrying value of the investments exchanged considering that both the Company and Ternium are companies under common control of San Faustin N.V. Under US GAAP, pursuant to SFAS No. 141, “Business Combinations” (“SFAS No. 141”), the Company accounted for the equity interest received at the carrying amount of Ternium at San Faustin N.V. at the day of transfer. The difference between the carrying value of the investments in Amazonia and Ylopa and the value assigned to Ternium’s investment at the date of transfer was recognized directly in equity.
Under both IFRS and US GAAP, the Company accounted for the change in interest in Ternium’s ownership that resulted from Usiminas’s exchange directly in equity.
4. Accounting for unrecognized prior service costs in pension plans
Under IFRS, past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past service costs are recognized over the remaining service periods of active employees.
5. Changes in fair value of financial assets
Until December 31, 2004, the Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.
Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive income were reclassified into the statement of income.
6. Goodwill impairment
Under both IFRS and US GAAP the excess of the purchase price over the fair value of net assets acquired in a business combination is recognized as goodwill and capitalized as an intangible asset. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) the Company recognized an impairment of USD 17.4 million (net of an accumulated amortization of USD 4.2 million) associated with its seamless tubes segment in Mexico. No impairment has been recognized under IFRS.

The difference in the recognition of an impairment loss over goodwill between IFRS and US GAAP raises a difference in amortization expense for the periods in which amortization of goodwill was required.
7. Goodwill amortization
Under IFRS, upon the adoption of IFRS 3, as from January 1, 2005 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized but reviewed for impairment annually. As a result, no amortization expense was recognized under IFRS during 2005.
Under US GAAP, effective January 1, 2002 and in accordance with SFAS No. 142, the Company ceased the goodwill amortization. The balance sheet difference on account of the timing difference between the adoption of SFAS No. 142 and IFRS 3 is included as a reconciling item.
This adjustment also includes the difference in amortization that derives from goodwill impairment differences described in Note 32 (6).
8. Negative goodwill
Upon the adoption of IFRS 3 and following its transition provisions, accumulated negative goodwill representing the excess of fair value over the purchase price paid in business combinations was derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of USD 110.8 million in the beginning balance of the Company’s equity under IFRS at January 1, 2005.
Under US GAAP, the excess of fair value over the purchase price paid in business combinations was used to reduce proportionately the fair values assigned to property, plant and equipment.
The difference in the accounting for negative goodwill between IFRS and US GAAP raises a difference in depreciation expense.
9. Cost of the 2002 exchange offer
Under IFRS, direct costs relating to the costs of registering and issuing equity securities as part of a business combination are considered part of the cost of the business acquired resulting in the recognition of additional goodwill.
Under US GAAP, in accordance with SFAS No. 141, costs of registering and issuing equity securities are recognized as a reduction of the fair value of the securities issued.
This difference in the accounting treatment of these costs raises differences in amortization expense. As further explained in (7) above, amortization of goodwill is no longer required under IFRS. As such, no difference in amortization exists for the year ended December 31, 2005.
10. Minority interest
This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.
11. Net income
Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.
Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders.
33. Other significant US GAAP disclosure requirements
The following is a summary of additional financial statement disclosures required under US GAAP:
a. Income taxes
The tax loss carry-forwards at December 31, 2005, expire as follows:

Expiration date	Amount
December 31, 2009	27,308
Not subject to expiration	6,021

Total	33,329

b. Statement of consolidated comprehensive income under US GAAP
Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (I) classify items of other comprehensive income (loss) by their nature in a financial statement and (II) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2005	2004	2003

Net income	1,295,465	730,339	203,908
Other comprehensive income (loss)
Foreign currency translation adjustment	(15,562)	4,174	309
Financial assets’ changes in fair value (1)	—	1,143	1,611

Reclassification adjustment for available for sale assets for gains realized in net income (1)	(4,023)	(258)	—

Total other comprehensive (loss) income	(19,585)	5,059	1,920

Comprehensive income	1,275,880	735,398	205,828

(1)	Net of income tax amounting to (USD 2,305), USD 616 and USD 868 for the years ended December 31, 2005, 2004 and 2003, respectively.
The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment
	at December 31,
	2005	2004	2003

Balance at the beginning of the period	92,750	88,576	88,267
Adjustment of the period	(15,562)	4,174	309

Balance at the end of the period	77,188	92,750	88,576

	Financial assets’ changes in fair value
	at December 31,
	2005	2004	2003

Balance at the beginning of the period	4,023	3,138	1,527
Adjustment of the period	—	1,143	1,611
Realized gains or losses transferred to the income statement	(4,023)	(258)	—

Balance at the end of the period	—	4,023	3,138

c. Amortization of intangible assets –licenses and patents

Estimated amortization expense
For the year ending December 31, 2006	964
For the year ending December 31, 2007	404
For the year ending December 31, 2008 to 2010	255
d. Impact of new US GAAP accounting standards not yet adopted
1. Statement of Financial Accounting Standard No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”)
In February 2006, the FASB issued SFAS No. 155, which amends Statements No. 133 and 140. This Statement:
a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.
b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133.
c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.
d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.
e. Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement No. 133 prior to the adoption of this Statement. Earlier adoption is permitted. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. An entity should separately disclose the gross gains and losses that make up the cumulative-effect adjustment, determined on an instrument-by-instrument basis. Prior periods should not be restated.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
2. Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections – a replacement of APB No. 20 and SFAS No. 3” (“SFAS No. 154”)
In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.
The Company’s management believes that the application of SFAS No. 154 will not have a material impact on the Company’s financial condition or results of operations.
3. Emerging Issues Task Force Issue 05-08 (“Issue 05-08”)
In September 2005, the Emerging Issues Task Force (“EITF”) discussed Issue 05-08, which establishesadditional guidance with respect to accounting for income tax consequences of issuing convertible debt with a beneficial conversion feature. Issue 05-08 should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This Issue should be applied by retrospective application pursuant to FASB Statement No. 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. Early application is permitted in periods for which financial statements have not been issued.
The Company’s management believes that the application of EITF 05-08 will not have a material impact on the Company’s financial condition or results of operations.
4. Emerging Issues Task Force Issue 05-07 (“Issue 05-07”)
In September 2005, the EITF discussed Issue 05-07, which addresses how to account for modifications to conversion options embedded in debt instruments and other related issues. This Issue applies to convertible debt instruments that are accounted for under APB Opinion No. 14 and related interpretations and to modifications that are not accounted for as extinguishments under Issue 96-19. This Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.
The Company’s management believes that the application of EITF 05-07 will not have a material impact on the Company’s financial condition or results of operations.
5. Emerging Issues Task Force Issue 05-06 (“Issue 05-06”)
In June and September 2005, the EITF discussed Issue 05-06, which addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. This Issue does not address the amortization of intangible assets that may be recognized in a business combination for the favorable or unfavorable terms of a lease relative to market prices. The Task Force reached a consensus that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date of acquisition. Also, the Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date the leasehold improvements are purchased. Furthermore, at the September 15, 2005 meeting, the Task Force agreed to clarify that the consensus in this Issue does not apply to preexisting leasehold improvements. Therefore, the consensus in this Issue should not be used to justify the reevaluation of the amortization period for preexisting leasehold improvements for additional renewal periods that are reasonably assured when new leasehold improvements are placed into service significantly after and are not contemplated at or near the beginning of the lease term. This Issue should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued.
The Company’s management has not assessed the potential impact of this standard on its financial statements.

Carlos Condorelli
Chief Financial Officer

Report and audited annual accounts of Tenaris S.A.
Luxembourg GAAP as at December 31, 2005
Tenaris S.A. Annual Report
December 2005
The board of directors of Tenaris S.A. (the “Company” or “Tenaris”) submits its annual accounts in accordance with Luxembourg legal and regulatory requirements for the financial year 2005.
Results for the financial year
Profit for the financial year ended December 31, 2005 totalled USD 984.6 million, compared to USD 373.5 million for the financial year ended December 31, 2004.
During the financial year, the Company received the following dividends from its subsidiaries and associated companies:

Expressed in USD	2005
Siderca S.A.I.C.	270,311,745
Invertub S.A.	25,895,921
Tubos de Acero de México S.A.	101,229,261
Sidtam Ltd.	1,519,991
Ylopa – Serviços de Consultadoria Lda.	50,312,872

449,269,790

Our 2005 full year results reflect the strong performance of our seamless pipe business, where we are the leading supplier of seamless pipe products to the global oil and gas industry. With the increase in oil and gas drilling activity, particularly in complex operating environments, we have been increasing our sales of specialized high-end products, such as premium connections, sour service and high collapse grades used in deeper and more corrosive environments and special deepwater line pipe for risers and flowlines. Net sales of our seamless pipes, which accounted for 76% of our total net sales, rose 57% with particularly strong growth recorded in the Middle East and Africa region. Our welded pipe business also enjoyed a good year with strong demand for welded pipes for gas pipeline projects in its regional markets of Brazil and Argentina.
Corporate reorganization
Tenaris reorganized its investments in subsidiaries and associated companies as follows:
In March 2005, Tenaris made an irrevocable, non-refundable and unconditional contribution of EUR 22.3 million (USD 29.4 million) in Dalmine S.p.A. for a future capital increase.
On April 28, 2005 Invertub S.A. was merged into Siderca S.A.I.C. (“Siderca”); as a consequence, Tenaris held directly 100.0% of Siderca. According to Argentine regulations, which require at least two shareholders, Tenaris kept 97.5% of the share capital in Siderca and sold 2.5% to its wholly owned subsidiary, Tenaris Global Services S.A. (Uruguay).
During the financial year the Company increased its beneficial ownership in Tubos de Acero de México S.A. (“Tamsa”) to 100.0% by the acquisition from Siderca International A.p.S (wholly-owned by Siderca) of 41.4% of Tamsa and 51.0% of Sidtam Ltd. (which holds 2.9% of Tamsa) and other operations.
Investment activities
On June 3, 2005 Tenaris entered into a letter agreement pursuant to which it irrevocably committed to exchange its equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares in Ternium S.A. (“Ternium”), a new company organized under the laws of Luxembourg, formed by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris) to consolidate flat and long steel producers Siderar S.A.I.C., Siderúrgica del Orinoco C.A. and Hylsamex S.A. de C.V.
On September 9, 2005 the Company exchanged its 21.2% equity interest in Amazonia and its 24.4% equity interest in Ylopa for 209,460,856 shares in Ternium and as a result of the exchange, Tenaris obtained a 17.9% interest in Ternium.
On October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A., a shareholder in Amazonia and Ylopa, reached an agreement with Ternium to exchange its interests in Amazonia and Ylopa, plus an additional consideration of approximately

USD 114.1 million, for an equity stake in Ternium. As a result of this transaction, Tenaris ownership stake in Ternium at the balance sheet date corresponds to 15.0% of Ternium’s outstanding common stock.
During the second and third quarter of 2005, Tenaris received USD 39.7 million as “Excess Cash” from Amazonia and Ylopa. This amount was lent to Ternium in the form of two convertible loans in July and August 2005.
On February 1, 2006, Ternium completed its initial public offering (“IPO”) of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of USD 2.0 per share, or USD 20.0 per ADS. As a result of Ternium’s IPO, Tenaris received an additional 20,252,338 shares upon the mandatory conversion of the two convertible loans granted to Ternium in July and August 2005. In addition to the shares issued to Tenaris, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. As of February 1, 2006, Tenaris’s ownership stake in Ternium common stock corresponds to 11.6%.
Also on October 27, 2005, the Company made an irrevocable, non-refundable and unconditional contribution of USD 50.0 million to Tenaris Investments Limited.
Shares in subsidiaries and associated companies
After completing the reorganization and investment activities, Tenaris’s shares in subsidiaries and associated companies at December 31, 2005 were as follows:

		% of	Book value at			Book value at
		beneficial	31.12.2004	Net Additions	Decreases	31.12.2005
Company	Country	ownership	USD	USD	USD	USD
Invertub S.A.	Argentina	—	320,559,994	—	(320,559,994)	—
Siderca S.A.I.C.	Argentina	100.0%	1,325,215,732	320,559,994	(40,825,000)	1,604,950,726
Dalmine S.p.A.	Italy	99.3%	137,571,875	29,714,824	—	167,286,699
Tubos de Acero de México S.A.	Mexico	100.0%	364,425,740	218,900,000	(280,081,537)	303,244,203
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	—	—	63,047,650
Ylopa – Serviços de Consultadoria Lda.	Madeira	—	1,812,787	—	(1,812,787)	—
Talta — Trading e Marketing Lda.	Madeira	100.0%	6,817	—	—	6,817
Tenaris Investments Limited	Ireland	100.0%	50,010,000	50,000,000	—	100,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	—	—	11,567,000
Tamsider LLC	US	100.0%	87,752,000	—	—	87,752,000
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	—	—	208,409,000	(208,409,000)	—
Ternium S.A.	Luxembourg	15%	—	419,466,310	—	419,466,310
Sidtam Ltd.	B.V.I.	100.0%	—	7,702,000	—	7,702,000

Shares in subsidiaries and associated companies			2,361,969,595	1,254,752,128	(851,688,318)	2,765,033,405

Dividends
The annual ordinary shareholders’ meeting held on May 25, 2005 approved the payment of a USD 199.5 million dividend to Tenaris’s shareholders, and, on November 8, 2005, the Board of Directors approved the payment of an interim dividend of USD 149.9 million.
Tenaris’s shareholders’ equity, reflecting the results for the financial year and dividend payments mentioned above, is as follows:

				Other
	Share	Legal	Share	distributable	Retained	Shareholders’
	capital	reserve	premium	reserve	earnings	Equity
Item	USD	USD	USD	USD	USD	USD
Balance at the beginning of the year	1,180,536,830	118,053,683	609,732,757	82,001	536,459,095	2,444,864,366

Dividends paid (1)	—	—	—	(82,001)	(199,428,723)	(199,510,724)
Interim dividend (2)	—	—	—	—	(149,928,177)	(149,928,177)
Profit for the financial year	—	—	—	—	984,636,093	984,636,093

Balance at the end of the financial year	1,180,536,830	118,053,683	609,732,757	—	1,171,738,288	3,080,061,558

(1)	As approved by the ordinary shareholders’ meeting held on May 25, 2005.

(2)	As approved by the board of directors on November 8, 2005.
Outlook
We expect to sustain profitability given the positive outlook of the oil and gas industry and therefore demand for our products.
Carlos Condorelli
Chief Financial Officer

PricewaterhouseCoopers
Société à responsabilité limitée
Réviseur d’entreprises
400, route d’Esch
B.P. 1443
L-1014 Luxembourg
Téléphone +352 494848-1
Facsimile +352 494848-2900
Report of Independent Auditor
To the Shareholders
Tenaris S.A.
46 a, Avenue John F. Kennedy
L-1855 Luxembourg
We have audited the annual accounts of Tenaris S.A. for the year ended December 31, 2005 and have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.
We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Tenaris S.A. as of December 31, 2005 and of the results of its operations for the year then ended.
The management report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, March 1, 2006
Réviseur d’entreprises
Represented by
Mervyn R. Martins
R.C.S. Luxembourg B 65 477 — TVA LU17564447

Balance sheet as at December 31, 2005
(expressed in USD)

		2005	2004
Year ended December 31	Notes	USD	USD
ASSETS
FORMATION EXPENSES	3.1	2,384	4,772
FIXED ASSETS
Intangible assets – Reorganization cost	3.2	6,590,124	9,750,240

FINANCIAL ASSETS
Shares in subsidiaries and associated companies	4.1	2,765,033,405	2,361,969,595
Loans to subsidiaries and associated companies	4.2	93,731,189	93,139,058

		2,865,357,102	2,464,863,665

CURRENT ASSETS
Intercompany receivables	5	11,360,543	95,983,182
Other receivables		157,505	120,301
Short term investments	6	569,836,138	44,339,871
Cash at banks		267,883	287,899

		581,622,069	140,731,253

Total assets		3,446,979,171	2,605,594,918

LIABILITIES
SHAREHOLDERS’ EQUITY	7	1,180,536,830	1,180,536,830
Share capital		609,732,757	609,732,757
Share premium
Reserves
Legal reserve	8	118,053,683	118,053,683
Other distributable reserve	9	82,001	96,637,538
Retained earnings	9	536,459,095	201,480,203
Dividend paid		(199,510,724)	(135,053,413)
Interim dividend paid	10	(149,928,177)	–
Profit for the financial year		984,636,093	373,476,768

		3,080,061,558	2,444,864,366

PROVISIONS
Tax provision	11	308,753	325,030
Other provisions		53,298	339,755
		362,051	664,785

DEBTS
Intercompany – due within a year	12	134,210,490	70,248,120
Intercompany – due within more than a year	13	229,989,952	87,752,000
Accounts payable		2,355,120	2,065,647

		366,555,562	160,065,767

Total liabilities		3,446,979,171	2,605,594,918
The accompanying notes are an integral part of these annual accounts.

Profit and loss account
for the financial year ended December 31, 2005
(expressed in USD)

Year ended December 31	Note(s)	2005	2004
CHARGES
Amortization of formation expenses	3.1	2,388	2,388
Amortization of reorganization cost	3.2	3,160,116	3,160,121
Administrative and general expenses	14	6,279,039	7,415,500
Interest expense – intercompany	12&13	7,921,801	945,072
Realized loss on exchange		3,331,102	5,086,183
Taxes	11	297,660	308,760
Profit for the financial year		984,636,093	373,476,768

Total charges		1,005,628,199	390,394,792

INCOME
Dividend income	15	449,269,790	292,588,615
Gain for sale of shares in affiliated companies	16	282,510,593	—
Other gain from transactions with affiliated companies	16	262,112,472	—
Interest income		9,586,096	8,386,257
Result on holding of short term investments		505,812	—
Realized gain on exchange		674,856	384,106
Other Income	17	968,580	89,035,814

Total income		1,005,628,199	390,394,792

The accompanying notes are an integral part of these annual accounts.

Notes to the audited annual accounts
as at December 31, 2005
1. Background and description of the business
Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company (taking advantage of the law of July 31, 1929, on holding companies) under the laws of Luxembourg. Then, on June 26, 2002, it changed its name to Tenaris S.A.
Tenaris’s objective is to invest mainly in companies that manufacture and market seamless steel tubes and other businesses. Tenaris and its subsidiaries are leading manufacturers and suppliers of seamless steel pipe products and services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide.
Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.
2. Summary of significant accounting policies
2.1 Accounts
The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards, on a basis consistent to that used in the annual accounts for the financial year ended December 31, 2004.
2.2 Foreign currency translation
Financial assets, current assets and liabilities denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.
2.3 Formation expenses
Formation expenses are amortized over a period of five years.
2.4 Reorganization cost
Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of five years.
2.5 Financial assets
Financial assets are stated at cost. In case of other than a temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.
2.6 Short term investments
Short term investments are valued at market value, expressed in USD, at the balance sheet date.
3. Formation expenses and fixed assets
3.1 Formation expenses

Expressed in USD	2005	2004
Cost	12,467	12,467
Adjustment	(532)	(532)

	11,935	11,935
Amortization
At the beginning of the year	7,163	4,775
Charge for the year	2,388	2,388

At the end of the financial year	9,551	7,163

Net book value at the end of the financial year	2,384	4,772

3.2 Reorganization Cost

Expressed in USD	2005	2004
Value at the beginning of the financial year	15,800,610	15,829,675
Net Disposals	—	(29,065)

	15,800,610	15,800,610
Amortization
At the beginning of the year	6,050,370	2,890,249
Charge for the year	3,160,116	3,160,121

At the end of the financial year	9,210,486	6,050,370

Net book value at the end of the financial year	6,590,124	9,750,240

4. Financial assets
4.1 Shares in subsidiaries and associated companies
Investments in subsidiaries and associated companies at December 31, 2005 (expressed in USD)
comprise:

		% of	Book value at			Book value at
		beneficial	31.12.2004	Net Additions	Decreases	31.12.2005
Company	Country	ownership	USD	USD	USD	USD
Invertub S.A.	Argentina	—	320,559,994	—	(320,559,994)	—
Siderca S.A.I.C.	Argentina	100.0%	1,325,215,732	320,559,994	(40,825,000)	1,604,950,726
Dalmine S.p.A.	Italy	99.3%	137,571,875	29,714,824	—	167,286,699
Tubos de Acero de México S.A.	Mexico	100.0%	364,425,740	218,900,000	(280,081,537)	303,244,203
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	—	—	63,047,650
Ylopa – Serviços de Consultadoria Lda.	Madeira	—	1,812,787	—	(1,812,787)	—
Talta — Trading e Marketing Lda.	Madeira	100.0%	6,817	—	—	6,817
Tenaris Investments Limited	Ireland	100.0%	50,010,000	50,000,000	—	100,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	—	—	11,567,000
Tamsider LLC	US	100.0%	87,752,000	—	—	87,752,000
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	—	—	208,409,000	(208,409,000)	—
Ternium S.A.	Luxembourg	15%	—	419,466,310	—	419,466,310
Sidtam Ltd.	B.V.I.	100.0%	—	7,702,000	—	7,702,000

Shares in subsidiaries and associated companies			2,361,969,595	1,254,752,128	(851,688,318)	2,765,033,405

Dalmine
In March 2005, Tenaris made an irrevocable, nonrefundable and unconditional contribution of EUR 22.3 million (USD 29.4 million) in Dalmine S.p.A. (“Dalmine”) for a future capital increase. Additionally, the Company continued purchasing remaining shares from third parties according to Italian regulations at EUR 0.10 per share, being the total acquisition in the year of 1,395,223 shares.
Siderca and Invertub
On April 28, 2005 Invertub S.A. was merged into Siderca S.A.I.C. (“Siderca”); as a consequence, Tenaris held directly 100.0% of Siderca. According to Argentine regulations, which require at least two shareholders, Tenaris kept 97.5% of the share capital in Siderca and sold 2.5% to its wholly-owned subsidiary, Tenaris Global Services S.A. (Uruguay). The value in the direct investment in Siderca had a net increase of USD 279.7 million.
Tamsa and Sidtam
On September 6, 2005 the Company acquired 41.4% of Tubos de Acero de México S.A. (“Tamsa”) and 51.0% of Sidtam Ltd., a company incorporated under the laws of the British Virgin Islands, which holds 2.9% of Tamsa; both formerly held by its subsidiary Siderca International A.p.S.
Tenaris Investments Ltd.
On October 27, 2005 Tenaris made an irrevocable, non-refundable and unconditional contribution of USD 50.0 million.
Tamsa
On November 28, 2005 Tamsa shareholders’ meeting decided to reduce the 46.7% of its capital. Further to this transaction the company:
1. Increased its beneficial ownership to 100.0%.
2. Reduced the value of its investment in USD 280.1 million.
3. Received USD 502.6 million in exchange for the shares being redeemed.
4. Recognized under the caption “Other gain from transactions with affiliated companies” a profit of USD 222.5 million, in the Profit and loss account for the financial year.
Movements in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”), Ylopa Serviços de Consultadoria Lda. (“Ylopa”), and Ternium S.A (“Ternium”) investments are detailed in Note 16.

4.2 Loans to subsidiaries and associated companies

Expressed in USD	2005	2004
Talta – Trading e Marketing Lda.	51,294,279	54,311,590
Ternium S.A.	40,357,805	—
Consorcio Siderurgia Amazonia Ltd.	2,079,105	—
Ylopa – Serviços de Consultadoria Lda.	—	38,827,468

	93,731,189	93,139,058

On July 28, 2005 and August 16, 2005 Tenaris and Ternium entered into two convertible loan agreements, pursuant to which Tenaris made two loans to Ternium for USD 21.7 million and USD 18.0 million, respectively, corresponding to “Excess Cash” received from Amazonia and Ylopa during the second and third quarter of 2005. These loans were convertible into shares of Ternium at the discretion of Tenaris upon the occurrence of any of two events: 1) maturity of the loan in July and August 2011; 2) an event of default as defined in certain loan agreements between Ternium and its banks. The conversion price under events (1) and (2) based on a fair value opinion issued by a major bank contracted for that purpose by Tenaris. In the event of an initial public offering (“IPO”), conversion was mandatory being the conversion price the net price set at the IPO. On February 1, 2006 the two loans were converted into shares in Ternium, as explained in Note 20.
In July 2004, Tenaris granted a loan to Talta – Trading e Marketing Lda., for a nominal value of USD 60.3 million for the indirect acquisition of an industrial facility in Venezuela. The non-current portion of this loan at December 31, 2005 amounts to USD 51.3 million.
Tenaris was the beneficiary of 24.4% share of a convertible loan payable by Amazonia to Ylopa for a nominal value of USD 31,127,637. This convertible loan accrued at an annual interest rate of 15.9%. At December 31, 2004, the outstanding value of this receivable was USD 38,827,468. On February 3, 2005, Tenaris elected to convert its outstanding subordinated convertible loan with Amazonia into equity; this equity interest was exchanged for shares in Ternium on September 9, 2005, as explained in Note 16.
5. Intercompany receivables

Expressed in USD	2005	2004
Techint Investments Netherlands B.V.	—	85,845,319
Talta – Trading e Marketing Lda.	11,294,079	9,800,352
Tenaris Global Services S.A.	34	461
Tenaris Investments Limited	66,430	60,774
Dalmine S.p.A.	—	276,276

	11,360,543	95,983,182

6. Short term investments

Expressed in USD	2005	2004
Time deposits with subsidiaries	183,286,698	36,285,650
Liquidity funds	351,745,016	8,054,221
Agency bonds	34,804,424	—

	569,836,138	44,339,871

7. Shareholders’ equity

				Other
	Share	Legal	Share	distributable	Retained	Shareholders’
	capital	reserve	premium	reserve	earnings	Equity
Item	USD	USD	USD	USD	USD	USD
Balance at the beginning of the year	1,180,536,830	118,053,683	609,732,757	82,001	536,459,095	2,444,864,366

Dividends paid (1)	—	—	—	(82,001)	(199,428,723)	(199,510,724)
Interim dividend (2)	—	—	—	—	(149,928,177)	(149,928,177)
Profit for the financial year	—	—	—	—	984,636,093	984,636,093

Balance at the end of the financial year	1,180,536,830	118,053,683	609,732,757	—	1,171,738,288	3,080,061,558

(1)	As approved by the ordinary shareholders’ meeting held on May 25, 2005.

(2)	As approved by the board of directors on November 8, 2005.
The authorized capital of the Company amounts to USD 2,500 million. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2005 was 1,180,536,830 shares with a par value of USD 1 per share. The board of directors is authorized to increase the issued share capital, through issues of shares within the limits of the authorized capital for a period of 5 years starting June 26, 2002.
8. Legal reserve
In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.
9. Other distributable reserve and retained earnings
Dividends may be paid by Tenaris upon the Ordinary shareholders’ meeting’s approval, to the extent distributable reserve and distributable retained earnings exist. At December 31, 2005, the distributable reserve, distributable retained earnings and profit for the financial year of Tenaris under Luxembourg law totalled USD 1,171.7 million.
10. Interim dividend paid
On November 16, 2005, the Company paid an interim dividend of USD 149.9 million based on the board of director’s decision of November 8, 2005 and in compliance with the conditions set out in the law of 10 August 1915 on commercial companies regarding the payment of the mentioned interim dividend.
11. Taxes
The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.
12. Debts – Intercompany – due within a year

Expressed in USD	2005	2004
Accounts payable (1)	195,054	4,254,483
Loans for acquisition of shares in subsidiaries and associated companies (2)	35,406,436	34,198,097
Debts for acquisition of shares in subsidiaries and associated companies (1)	98,609,000	—
Advances from debtors	—	31,795,540

	134,210,490	70,248,120

(1)	Are interest free and have no fixed terms of repayment.

(2)	Principal amount: USD 34,914,577; which accrues interest at LIBOR plus 0.5%, due in 2006.

Total amount of interest accrued for 2005 was USD 1.2 million.

13. Debts – Intercompany – due within more than a year
It represents the debt for the acquisition of Tamsa and Sidtam, as mentioned in Note 4.1, which accrues interest at LIBOR plus 0.5%, due in March 2007. Interest at December 31, 2005 amounts to USD 3.4 million.
The debt for the acquisition of Tamsider LLC, in 2004 for an amount of USD 87.8 million, plus interest for USD 3.3 million, was cancelled through compensation with the repayment made by Tamsa for the share capital redemption explained in Note 4.1.

Expressed in USD	2005	2004
Debts for acquisition of shares in subsidiaries and associated companies	229,989,952	87,752,000

	229,989,952	87,752,000

14. Administrative and general expenses

Expressed in USD	2005	2004
Services and fees	4,238,570	5,519,940
Labor cost	105,714	96,700
Board of director’s accrued fees	1,838,002	1,797,011
Others	96,753	1,849

	6,279,039	7,415,500

15. Dividend income

Expressed in USD	2005	2004
Siderca S.A.I.C.	270,311,745	181,777,546
Invertub S.A.	25,895,921	44,354,669
Tubos de Acero de México S.A.	101,229,261	49,654,460
Sidtam Ltd.	1,519,991	—
Ylopa – Serviços de Consultadoria Lda.	50,312,872	16,801,940

	449,269,790	292,588,615

16. Gain for sale of shares in affiliated companies and Other gain from transactions with affiliated companies
Tenaris was the beneficiary of 24.4% share of a convertible loan payable by Amazonia to Ylopa. In February 2005, Tenaris elected to convert its outstanding subordinated loan with Amazonia into equity. The conversion was contemplated under the agreements governing Siderúrgica del Orinoco C.A. (“Sidor”) and Amazonia’s debt restructuring in June 2003, and consequently Tenaris increased its direct and indirect participation. This transaction resulted in a gain of USD 72.9 million included under the caption “Gain for sale of shares in affiliated companies” in the Profit and loss account for the financial year.
On August 2005, Tenaris acquired all of the shares of Amazonia held by Tamsider and exchanged such shares, as well as the shares held in Ylopa for shares in Ternium, a new company organized under the laws of Luxembourg, formed by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris) to consolidate flat and long steel producers Siderar S.A.I.C., Sidor and Hylsamex S.A. de C.V.; as a result of the exchange, Tenaris obtained a 17.9% interest in Ternium.
On October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A., a shareholder in Amazonia and Ylopa, reached an agreement with Ternium to exchange its interests in Amazonia and Ylopa, plus an additional consideration of approximately USD 114.1 million, for an equity stake in Ternium. As a result of this transaction, Tenaris ownership stake in Ternium at the balance sheet date corresponds to 15.0% of Ternium’s outstanding common stock.
Tenaris accounted for the acquisition of shares in Ternium on the basis of the equity value informed by Ternium as arising from the initial consolidated financial statements. As a result, Tenaris recognized a gain of USD 209.6 million under the caption “Gain for sale of shares in affiliated companies” in the Profit and loss account for the financial year.
Tenaris accounted for the acquisition of shares in Ternium on the basis of the equity value informed by Ternium as arising from the initial consolidated financial statements. As a result, Tenaris recognized a gain of USD 209.6 million under the caption “Gain for sale of shares in affiliated companies” in the Profit and loss account for the financial year.

On November 28, 2005 Tamsa shareholders’ meeting decided to reduce the 46.7% of its share capital. As a result of this transaction the company recognized a gain under the caption “Other gain from transactions with affiliated companies” of USD 222.5 million in the Profit and loss account, as explained in Note 4.1.
17. Other income
On December 30, 2003, Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine would pay BHP a total of GBP 108.0 million. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million plus interest at LIBOR plus 1% was paid on March 29, 2005.
The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands B.V. (“Tenet”) –Tenaris’s subsidiary as a party of the contract pursuant to which Dalmine was privatized– commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna was required to pay to Tenaris the sum of EUR 92.6 million without delay. The proportionate amount of this award according to the beneficial ownership was included in “Other income” in the Profit and loss account for 2004. On March 15, 2005 Fintecna made the required payment.
Consequently, both BHP settlement agreement and the arbitration proceedings have been definitively concluded.
18. Guarantees
At December 31, 2003 the Company had partially underwritten a two-year guarantee of up to USD 13.5 million in favour of BHP to assure the compliance by Dalmine of the obligations it had assumed under the Settlement Agreement with BHP, dated December 30, 2003 and ending in January 2006. As explained in Note 17, BHP settlement agreement is definitively concluded, and consequently, the mentioned guarantee does no longer exist.
19. Parent company
The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company’s outstanding shares, either directly or through its wholly-owned subsidiary III Industrial Investments Inc., a Cayman Islands corporation. The Company’s directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% is publicly traded. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.
20. Subsequent events
On February 1, 2006, Ternium completed its initial public offering (“IPO”) of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of USD 2.0 per share, or USD 20.00 per ADS. As a result of Ternium’s IPO, Tenaris received an additional 20,252,338 shares upon the mandatory conversion of the two convertible loans granted to Ternium in July and August 2005. In addition to the shares issued to Tenaris, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. As of February 1, 2006, Tenaris’s ownership stake in Ternium common stock corresponds to 11.6%.
Carlos Condorelli
Chief Financial Officer

Corporate Information
Registered Office
46A, avenue John F. Kennedy
L-1855 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax
Principal Executive Offices
Av. L. N. Alem 1067 27th Floor
(C1001AAF) Buenos Aires, Argentina
(54) 11 4018 4100 tel
(54) 11 4018 1000 fax
Edificio Parque Reforma
Campos Elíseos 400 17th Floor
11560 Mexico, D.F.
(52) 55 5282 9900 tel
(52) 55 5282 9961 fax
Via Monte Rosa, 93
20149 Milan, Italy
(39) 02 4384 7654 tel
(39) 02 4384 7670 fax
Investor Information
Investor Relations Director
Nigel Worsnop
nworsnop@tenaris.com
General Inquiries investors@tenaris.com
Phones
Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9929
USA 1 888 300 5432
Stock Information
New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)
ADS Depositary Bank
JPMorgan Chase Bank, N.A.
CUSIP Number 88031M019
Internet
www.tenaris.com

VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS OF TENARIS S.A TO BE HELD ON JUNE 7, 2006
As holder of the number of shares of Tenaris, S.A. indicated below, I hereby grant a power-of-attorney in favor of Marco Tajana and Teresa Gaini, indistinctly any of them, to vote on my behalf all the referred shares, at the Annual General Meeting and Extraordinary General Meeting of Shareholders of Tenaris, S.A., to be held on June 7, 2006, in accordance with the following instructions:
Voting (Please clearly mark the corresponding choice)

AGENDA FOR THE ANNUAL GENERAL MEETING	FOR	AGAINST	ABSTAIN

1. Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.

2. Consideration of the Board of Directors’ independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31. 2005.

3. Allocation of results and approval of dividend payment.
4. Discharge to the members of the Board of Directors.
5. Election of the Board of Directors’ members.

6. Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business and the power to represent. the Company as administrateur délégué (chief executive officer) to Mr. Paolo Rocca (with full power of sub-delegation).

7. Authorization to the Board of Directors to appoint any or all of its members as the Company’s attorneys-in-fact including in general day to day management of the Company.

8. Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders by such electronic means as are permitted by any applicable laws or regulations.

9. Board of Directors’ compensation.
10. Appointment of independent auditors and approval of their fees.
AGENDA FOR THE EXTRAORDINARY GENERAL MEETING	FOR	AGAINST	ABSTAIN

1. Amendment of article 11 of the Articles of Association to require the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year.

Please be sure to sign and date this Voting Instruction Card                 DATE:___________________

SHAREHOLDER’S NAME:__________________
NUMBER OF SHARES VOTED:__________________
SIGNED BY:___________________

TENARIS. S.A.

Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

Annual General Meeting of Shareholders

	FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 2	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 3	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 4	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Resolution 5	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 6	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 7	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 8	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Resolution 9	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Resolution 10	☐	☐	☐
Extraordinary General Meeting of Shareholders

	FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐

PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at immediate right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon.	☐
Please be sure to sign and date this Voting Instruction Card.

ADR Holder                                                                                  Co-owner
sign here:______________________ Date:________________ sign here:_____________________ Date:___________________

á FOLD AND DETACH HERE á
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
TENARIS, S.A.
JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting and an Extraordinary General Meeting of Shareholders (the “Meetings”) of Tenaris, S.A. (the “Company”) will be held at 46A, Avenue J.F. Kennedy L-1855 Luxembourg, on Wednesday, June 7, 2006, at 11:00 a.m., for the purposes set forth in the enclosed Notice of Meetings.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against or to abstain from voting on the Resolutions, or any of them, to be proposed at the Meetings, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:30 p.m., May 31, 2006. Although this Voting Instruction Card is being forwarded to all registered holders as of April 25, 2006, only the registered holders of record at the close of business on May 23, 2006, will be entitled to vote and have their vote counted at the Meetings.
NOTE: If no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York City time, on May 31, 2006, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying ordinary shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company.
JPMorgan Chase Bank, N.A., Depositary

TENARIS, S.A,
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3500, South Hackensack, NJ 07606-3500
The undersigned, a registered holder of American Depositary Receipt(s) representing Shares of Tenaris, S.A., of record May 23, 2006, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such American Depositary Shares, on the Resolutions at the Annual General Meeting and Extraordinary General Meeting of Shareholders of Tenaris, S.A. to be held at 46A, Avenue J.F. Kennedy L-1855 Luxembourg, on Wednesday, June 7, 2006, at 11:00 a.m., or at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such ADR(s) will be voted by the Depositary FOR the Resolutions at the Meetings.
NOTE: If no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York City time, on May 31, 2006, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying ordinary shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company.
In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 3:30 p.m., May 31, 2006. Although this Voting Instruction Card is being forwarded to all registered holders as of April 25, 2006, only the registered holders of record at the close of business on May 23, 2006, will be entitled to vote and have their vote counted at the Meetings.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the reverse side. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

á FOLD AND DETACH HERE á
Annual General Meeting
1. Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.
2. Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005.
3. Allocation of results and approval of dividend payment.
4. Discharge to the members of the Board of Directors.
5. Election of the Board of Directors’ members.
6. Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business and the power to represent the Company as “administrateur délégué" (chief executive officer) to Mr. Paolo Rocca (with full power of sub-delegation).
7. Authorization to the Board of Directors to appoint any or all of its members as the Company’s attorneys-in-fact including in general day to day management of the Company.
8. Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders by such electronic means as are permitted by any applicable laws or regulations.
9. Board of Directors’ compensation.
10. Appointment of independent auditors and approval of their fees.
Extraordinary General Meeting
1. Amendment of article 11 of the Articles of Association to require the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year.